(“Great Basin” or the “Company”)

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2005

This annual information form (“AIF”) is prepared as of March 21, 2006

ITEM 1. TABLE OF CONTENTS

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ITEM 2. PRELIMINARY NOTES

This AIF includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this AIF, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market, business, or governmental conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Incorporation of Continuous Disclosure Documents by Reference

In this Annual Information Form (“AIF”), the “Company” or “Great Basin” refers to Great Basin Gold Ltd. and all its subsidiaries together unless the context otherwise clearly requires.

Incorporated by reference into this AIF are the audited consolidated financial statements for Great Basin for the fiscal years ended December 31, 2005, 2004 and 2003 together with the auditor’s report thereon: interim consolidated financial statements, proxy circulars, news releases and other continuous disclosure documents. These documents are available for review on the SEDAR website located at www.sedar.com. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

The forgoing documents have been filed publicly by Great Basin, copies of which are available on request from the offices of Great Basin or on the SEDAR web site (www.sedar.com).

Currency and Metric Equivalents

All currency amounts in this AIF are stated in Canadian dollars unless otherwise indicated.

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= troy ounces
tonnes	1.102	= short tons (2,000 lbs)
grams/tonne	0.029	= troy ounces/ton

Currency conversions used herein are based on December 31, 2005, published by the Bank of Canada as follows: $1 US = $1.1630 Cdn.

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GLOSSARY

In this Annual Information Form (“AIF”) the following terms have the meanings set forth herein:

Anomaly	An area in which the geological, geochemical or geophysical characteristics of rock, soil, water are higher or lower than those of the surrounding rock, soil or water.

BEE	Black Economic Empowerment

Carlin-style/type Gold Deposit	Very fine-grained gold mineralization associated with silicification of the sedimentary (limestone and dolomite) host rocks.

Epithermal Deposit	A type of deposit formed at low temperature (50-200[o]C), usually within one kilometre of the earth’s surface, often as structurally controlled veins.

Mineral Symbols	Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – Molybdenum; Sb – Antimony; Se – Selenium; As – Arsenic; Hg – Mercury.

Mineralized Material

A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support an estimate of size by tonnage and average grade of metals. Such a deposit does not qualify as “ore” or a reserve, which would require a comprehensive evaluation based upon unit cost, grade, recoveries, and other factors relating to engineering, legal, financial and economic feasibility.

Ore

A mineral or aggregate of minerals, more or less mixed with gangue (non- valuable metalliferous minerals), which can be profitably mined given the economic circumstances at the time of the assessment. Great Basin does not hold any interest in properties where the mineralization has been determined to currently be ore.

Paleoplacer or Witwatersrand Gold Deposit

An ancient surficial deposit that was formed by mechanical concentration of heavy mineral particles, such as gold, from weathered debris which has since been covered by younger rocks and is no longer visible on surface. The Witwatersrand Basin in South Africa hosts the most well known examples of this type of gold deposit.

Porphyry Deposit

An igneous rock containing conspicuous crystals or phenocrysts in a fine- grained groundmass; also a type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage

Sulphide	A compound of sulphur with another element, typically a metallic element or compound.

TSX	The Toronto Stock Exchange (formerly the TSE).

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Resource Category (Classification) Definitions

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed in 2000 by the Canadian Institute of Mining. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

“Mineral Resource” means a deposit or concentration of natural, solid, inorganic or fossilized organic substance in such quantity and at such greater quality that extraction of the material at a profit is currently or potentially possible. “Inferred Resource” means the estimated quantity and grade of a deposit, or a part thereof, that is determined on the basis of limited sampling, but for which there is sufficient geological information and a reasonable understanding of the continuity and distribution of metals values to outline a deposit of potential economic merit. “Indicated Resource” means the estimated quantity and grade of a part of a deposit for which the continuity of grade, together with the extent and shape, are so well-established that a reliable grade and tonnage estimate can be made. “Measured Resource” means the estimated quantity and grade of that part of a deposit for which the size, configuration and grade have been very well established by observation and sampling of outcrops, drill holes, trenches and mine workings.

“Mineral Reserve” is that part of a resource which can be mined legally and at a profit under economic conditions that are specified and which are generally accepted as reasonable. Economic viability must be demonstrated by at least a preliminary feasibility study based on Indicated and Measured Resources. “Probable Reserve” means the estimated quantity and grade of that part of an Indicated Resource for which the economic viability has been demonstrated by adequate information and engineering, operating, economic and legal factors, at a confidence level that will allow positive decisions on major expenditures. “Proven reserve” is the estimated quantity and grade of that part of a Measured Resource for which the size, grade and distribution of values, together with technical and economic factors, are so well-established that there is the highest degree of confidence in the estimate. The term should be restricted to that part of a deposit being mined, or being developed and for which there is a mining plan. Great Basin does not have any mineralization that can be classified as “ore” or a “reserve” at this time.

ITEM 3. CORPORATE STRUCTURE

Great Basin Gold Ltd. was incorporated on March 19, 1986, pursuant to the Company Act (British Columbia) (the "BCCA"). The BCCA was replaced by the Business Corporations Act (British Columbia) (the "BCA") in March 2004 and so the Company is now governed by the BCA. The Company is listed on The Toronto Stock Exchange (“TSX”) and on the American Stock Exchange (“AMEX”).

The head office of Great Basin is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092.

The Company operates directly and through its subsidiaries as follows:

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Name of Subsidiary	Jurisdiction of Incorporation	Ownership Interest
Great Basin Gold Inc.	Nevada, USA	100%
Rodeo Creek Gold Inc.	Nevada, USA	100% (held through Great Basin Gold Inc.)
Antler Peak Gold Inc.	Nevada, USA	100% (held through Great Basin Gold Inc.)
Touchstone Resources Company	Nevada, USA	100% (held through Rodeo Creek Gold Inc.)
Southgold Exploration (Proprietary) Limited	South Africa	100%, although subject to Black Empowerment rights described in Item 5 of this Annual Report (held through N6C Resources Inc.)
N5C Resources Inc.	Cayman Islands	100%
N6C Resources Inc.	Cayman Islands	100% (held through N5C Resources Inc.)
Great Basin Gold RSA (Proprietary) Limited	South Africa	100% (held through N6C Resources Inc.)
Pacific Sentinel Resources Inc.	Yukon, Canada	100%

ITEM 4. GENERAL DEVELOPMENT OF THE BUSINESS

Great Basin is in the business of acquiring ownership of, and exploring and developing precious metals deposits. For the past three years Great Basin has focused on two advanced stage projects. These are: the Ivanhoe Property on the Carlin Trend in Nevada, USA, where underground exploration and development is underway on a portion of the property called the Hollister Development Block, designed to provide the detailed information for a feasibility study; and the Burnstone Gold Project in the Witwatersrand goldfield in South Africa, for which a feasibility study is nearing completion. Great Basin’s Ivanhoe Project hosts a number of gold-silver vein systems with high indicated grades that are potentially amenable to underground mining. Great Basin’s Burnstone Project hosts gold within the Kimberley Reef horizon; the mineralization has moderate to high indicated grades that are potentially amenable to underground mining. These projects are currently in the advanced exploration stage and are being assessed for their economic viability. Current metal prices are improving by reference to past metals cycles, and Great Basin’s management remains optimistic that recent metal prices will be sustained or increase such that, subject to future exploration and development, mining can be supported at these projects at some future time.

Great Basin does not have any operating revenue although, historically, it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs. The resource extraction business has historically been cyclical and the prices received for gold, silver and copper have been volatile and affected by factors and sentiments outside of the cost of production. The mining business operates in a worldwide market, and prices are derived from relatively pure market

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forces, so competition to sell any metals or concentrates produced is not an issue if metals prices warrant production.

Great Basin owns its Ivanhoe Project outright and 100% of its Burnstone Project, subject to rights to acquire some properties and payment obligations to some shareholders. Potential mining operations are nevertheless subject to extensive government regulation. The Company’s Burnstone Project is subject to statutorily mandated involvement by historically disadvantaged groups.

The Ivanhoe Project located in Nevada hosts a number of high grade gold-silver vein systems that are potentially amenable to underground mining. The federal government of the United States and the state government of Nevada have jurisdiction over mining activities and communities, habitat users and other interests that may be affected by mining. In particular, the Bureau of Land Management (“BLM”) has jurisdiction over the land on which the Ivanhoe property is located. Nevada’s gold mines are ranked among the largest and most profitable in the world.

The Burnstone Project hosts the Kimberley Reef, a geological unit containing moderate to high-grade gold mineralization that is potentially amenable to underground mining. The federal government of the Republic of South Africa has jurisdiction over activities and communities, habitat users and other interests that may be affected by mining. In particular, the Department of Mines and Energy (“DME”) has jurisdiction over the land on which the Burnstone property is located. South Africa’s gold mines are ranked among the largest in the world. More gold has been produced from mines in South Africa than from those in any other country.

Great Basin also owns a non-core mineral property, the Casino Project, located in Yukon, Canada, which hosts a large-tonnage mineral resource that is potentially exploitable by open pit mining but no detailed engineering studies have recently been performed to assess its current viability. The territorial government of Yukon and the federal government of Canada both have jurisdiction over a wide variety of activities and persons affected by mining including local communities, habitat users and other persons claiming to hold a stake in the outcome of mining activity. The Casino Project has been optioned to two parties.

Significant Acquisitions and Significant Dispositions

Great Basin made no significant acquisitions or dispositions during fiscal 2005.

ITEM 5. DESCRIPTION OF BUSINESS

The Company has been engaged in the business of mineral exploration since its incorporation. The Company is presently engaged in active exploration of its Ivanhoe property, located in Nevada (the "Ivanhoe Property") through an earn-in agreement with Hecla Mining Company (“Hecla”), and its Burnstone property, located in South Africa (the "Burnstone Property"). The Company's two primary mineral properties are in the advanced exploration stage.

The Company also continues to own the Casino property, located in Yukon Territory, Canada. The property hosts a large known resource that is potentially exploitable by open pit mining. No detailed engineering studies have recently been performed to assess its current viability.

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Property Summary

Ivanhoe Property, Nevada, USA

The Ivanhoe property is located in the northeastern part of the Carlin Trend, approximately 50 mi (80 km) from Elko, Nevada. Great Basin’s exploration efforts at Ivanhoe resulted in the discovery and delineation of several high-grade gold-silver vein systems, as well as the identification of a number of other exploration targets, including evidence for potential Carlin-style gold mineralization at depth.

To 2001, Great Basin outlined an inferred mineral resource in an area now known as the Hollister Development Block ("HDB"). The HDB constitutes approximately 5% of the Ivanhoe Property, and is subject to an Earn-In Agreement whereby Hecla can earn a 50% working interest (see below).

Hollister Development Block

In August 2002, Great Basin and Hecla finalized Earn-In and Joint Operating Agreements, whereby Hecla could vest in a 50% working interest in the HDB, subject to a purchase price royalty in favor of Great Basin, providing that Hecla funds a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieves commercial production) and issues 4 million Hecla share purchase warrants to Great Basin (of which 2 million have been issued to date). Concurrent with and in proportion to the Hecla warrants, Great Basin was to issue 2 million share purchase warrants to Hecla of which 1 million have been issued to date.

To vest its 50% working interest, Hecla must, upon completion of Stage 1, elect to proceed to Stage 2 within 60 days. Following such an election, the Stage 2 program of US$11.5 million is required to be completed over the ensuing approximately 12 months and consists of underground production development and procurement of production equipment and surface facilities, with an overall goal to develop the HDB to the point of commercial production. Under the Earn-In Agreement, Hecla is the operator during the Stage 1 and Stage 2 work programs, and would continue to be the operator of the mine if a positive production decision is made.

Alternatively, subject to completing Stage 1, Hecla may timely make a payment to the Hecla/Great Basin joint venture (50:50) of the difference between $21.8 million and the actual costs of stage one (excluding stage one cost overruns in excess of 10%) certain share purchase warrants would also be exchanged between Great Basin and Hecla.

A sliding scale royalty on Hecla’s share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The royalty would become payable by Hecla once it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

Since 2002, Hecla has conducted engineering and permitting work in furtherance of an underground development program and obtained the necessary permits to complete the Stage 1 underground development, drilling, and pre-feasibility work. The program budget for Stage 1 was agreed in the Earn-In Agreement to cost US$10.3 million, with work to be completed in the approximately 12 month period after the required work permits were issued. Such permits were issued in May 2004. Hecla commenced physical work on the site in October 2004, and the decline reached the first vein system in October 2005.

The 2002 Earn-in Agreement was modified subsequent to year-end in February 2006. The main modifications are as follows:

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  Hecla commits to complete and fund 100% of the remaining Stage 1 earn-in activities by March 31, 2007.
  Hecla is to fund Great Basin’s share of any Stage 2 activities until such time that a feasibility study has been delivered to Great Basin. Upon such time, Great Basin will reimburse its share of Stage 2 costs to Hecla. Stage 2 activities are those which consist primarily of the development of the HDB into a mining operation, and lead to commercial production.
  If the decision is made to develop and operate a mine, Hecla must achieve commercial production by August 2, 2009, as a condition of earning a 50% working interest in the project.
  Hecla is entitled to the proceeds of the first 50,000 ounces of gold (or equivalent) up to the actual costs of Stage I activities, not to exceed $25.07 million, from pre-production Stage 1 activities. Thereafter any pre-production revenues will be equally shared.
  Hecla and Great Basin agree to terminate the current litigation between themselves and execute mutual releases from any action or claim arising to February 28, 2006 in connection with the 2002 Earn-in Agreement. The litigation was initiated in April 2005 when Hecla applied for a declaratory judgment in connection with the 2002 Earn-In Agreement and which application Great Basin was opposing.

Burnstone Gold Property, Mpumalanga Province, South Africa

The Burnstone Gold Property is located approximately 80 km (50 mi) southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines. Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin.

In November 2002, Great Basin entered into an agreement with the shareholders of a private South African company, Southgold Exploration (Proprietary) Limited ("Southgold") to acquire up to 100% of Southgold (the "Southgold Agreement"). Southgold holds the rights to purchase a portion of the Burnstone Gold Property, and any future mining will be subject to government legislation that provides for Historically Disadvantaged South Africans to earn an interest in mining developments.

Pursuant to the Southgold Agreement, Great Basin completed its purchase of Southgold by making cash, share and share purchase warrant payments to Southgold shareholders in two staged tranches; the first tranche of the acquisition was made in April 2003 and the second tranche was made in January 2004. As a result, the Company owns 100% of Southgold, subject to a statutory requirement that a percentage of its equity or of the property be owned by Historically Disadvantaged South Africans (“HDSA”). Under South African mineral legislation, Southgold must achieve an HDSA ownership target of 15% by April 2009 and 26% by April 2014.

Casino Property, Yukon, Canada

Great Basin also holds the Casino copper-gold property, located in the Yukon Territory, Canada. The Company conducted exploration on the property in the 1990s.

The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby Wildrose Resources Ltd., the optionee, could earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company’s 83 claims.

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Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

On July 15, 2002, the Company agreed to option the Casino Property to Lumina Copper Corp. ("Lumina", formerly CRS Copper Resources Ltd.), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, Great Basin granted Lumina an option (the "Option") to purchase 100% of Great Basin’s interest in the claims and interests comprising the property for $1,000,000 (plus applicable taxes), payable at the option of Lumina in cash or Lumina common shares, provided that Lumina shares are listed on a recognized stock exchange and have certain minimum trading volumes.

The Option may be exercised at any time to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. Lumina was required to make interim option payments to Great Basin at the time that Lumina is listed on a stock exchange, of warrants to purchase 100,000 shares for a period of two years at an exercise price which reflects the maximum discount for the prevailing Lumina market price permitted by the policies of the relevant stock exchange. Lumina would issue further warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 Lumina shares.

In June 2003, Lumina listed on the TSX Venture Exchange and accordingly, the Company received a first tranche of warrants to purchase 100,000 shares at an exercise price of $1.80 until May 23, 2005.

In May 2004, the Company received a second tranche of warrants to purchase 100,000 shares at an exercise price of $5.80 until May 21, 2006.

In March 2005, the Company received from Lumina a third tranche of warrants to purchase 100,000 shares at an exercise price of $9.22 until March 14, 2007.

In May 2005, Lumina completed a statutory plan of arrangement to reorganize Lumina into four separate companies (Regalito Copper Corp., Northern Peru Copper Corp., Lumina Resources Corp., and Global Copper Corp.), of which all except Global Copper Corp. are listed on the TSX. Pursuant to the terms of the Lumina plan of arrangement, upon exercise of each warrant the Company will receive one common share of each of the four companies. The exercise price remained unchanged.

On February 14, 2006 the Company and Regalito Copper Corp. (“Regalito”), the successor company to Lumina, agreed to cancel these warrants and replace them with the following, which each may be exercised until March 14, 2007:

  100,000 warrants of Northern Peru Copper Corp. exercisable at a price of $0.06 per share
  100,000 warrants of Lumina Resources Corp. exercisable at a price of $0.07 per share
  100,000 warrants of Global Copper Corp. exercisable at a price of $0.31 per share

Also pursuant to the February 14, 2006 agreement, the Company and Regalito agreed that in the event, at any time prior to March 14, 2007, the shares of Regalito are purchased by a third party pursuant to a takeover bid or a similar acquisition for an amount greater than $8.78 per share, Regalito will pay to the Company, the difference between such price and $8.78 multiplied by 100,000.

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Lumina has the right to conduct exploration work on, or in respect of, the Casino Property at its cost, or to make payments in lieu to keep the property in good standing during the period of the Option. If Lumina elects to terminate the agreement without exercising the Option or allows it to lapse, Lumina must pay to Great Basin a "break fee" of $25,000 (plus applicable taxes). If the Option is not exercised and is terminated, Lumina is required to pay property holding costs for a minimum period of two years from the effective date of termination.

In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, Lumina agreed to pay Great Basin $1 million (plus applicable taxes) within 30 days of that decision.

Property descriptions

(1) Ivanhoe Property, Nevada, USA

The Ivanhoe property is held 100% by Great Basin and its subsidiaries. At December 31, 2005, the Ivanhoe Property consists of a total of 937 unpatented claims, covering over 27 square mi (69 square km), located on federal land administered by the Bureau of Land Management (“BLM”), and as such, all claims are subject to annual maintenance payments to the BLM and Elko County.

Acquisition Agreements

(i) Newmont Agreement

Pursuant to the terms of a purchase agreement (the “Ivanhoe Purchase Agreement”) dated August 13, 1997, between Newmont Exploration Limited, a Denver based international mining company (“Newmont”), Touchstone Resources Company (“Touchstone”), a Nevada company later acquired by Great Basin and Great Basin's USA holding company, Great Basin Gold Inc. (“GBGI”), GBGI’s wholly owned subsidiary Rodeo Creek Gold Inc. (“RCGI”) acquired Newmont’s 75% interest in the Ivanhoe property. RCGI later acquired Touchstone (for 2.75 million Great Basin shares), which owned the other 25%, hence 100% of the Ivanhoe Property is now owned by Great Basin and its subsidiaries. A total of 504 claims are listed in the purchase agreement. Of these, 380 claims are subject to a 5% net smelter royalty (“NSR”) held by Newmont Mining Corporation and 45 claims are subject to conditions under a lease agreement with the Hillcrest/Finley River partnership (described next paragraph).

The 45-claim Hillcrest/Finley River claim block is under an 80-year lease from the Hillcrest/Finley River partnership. This partnership retains an underlying NSR of 2% and receives annual lease payments of $50,000. In each 20-year renewal period the annual lease payments will be increased by US$5,000. Newmont Mining Corporation holds an additional 3% NSR on the Hillcrest/Finley River claims. Under the Ivanhoe Agreements, RCGI agreed to share Newmont’s future reclamation costs for past mining at Ivanhoe on the basis of one third of such expenditures over US$4.5 million but less than US$6 million (US$500,000 maximum) and 25% of expenditures over US$6 million. Under the Ivanhoe Purchase Agreement, Newmont retains title to 57 of the Ivanhoe Property mining claims (the “Reclamation Area”) until reclamation is complete, at which time RCGI will have the right, but not the obligation, to accept conveyance of the Reclamation Area for no further consideration. Newmont’s original estimates for reclamation were in the US$4.5 -6 million range. Great Basin also purchased, as a condition of Touchstone entering into the Ivanhoe Purchase Agreement, 1,100,000 units (comprised of one common share and one warrant) in the capital of Cornucopia (the then-parent company of Touchstone), for $1.00 per unit. The shares comprised in these units were sold in 1998.

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(ii) Other Ivanhoe Acquisition Agreements

The Robbie claims, acquired under lease on June 8, 1999, comprise 107 claims. Great Basin is obligated under terms of the lease to an annual lease payment of US$4,000, a 2% NSR and to maintain the claims in good standing with the BLM and Elko County.

In late 1997, the 109 contiguous claims comprising the Aagaard group were acquired under lease for US$30,000 per annum. In December 1999, the Aagaard claims were purchased for $50,000 and 75,000 Great Basin shares. There are no remaining royalties or lease payments on the Aagaard claims.

The 139 claims comprising the Ho claim group were acquired by staking in 1998. This claim group extends the Ivanhoe property position to the west and adds continuity to the northwest-trending portion of the Hollister deposit-area. There are no royalties on the Ho claims.

On July 13, 2001, the Company acquired the Sheep Corral property, consisting of 65 unpatented lode mining claims, under a Purchase Agreement between Pacific Spar Corp., GBGI and RCGI, a wholly owned subsidiary of GBGI. RCGI made a payment of US$50,000 for assignment of the Property. The claims adjoin the northwest corner of the Ivanhoe Property.

In 2004, the Company acquired the 13 Joe claims through staking, extending the Ivanhoe property position to the west. There are no royalties on the Joe claims.

(iii) Advanced Exploration and Development Agreement for the Hollister Development Block (“Hecla-Great Basin Agreement”)

In August 2002, Great Basin and Hecla finalized Earn-In and Joint Operating Agreements, whereby Hecla could vest in a 50% working interest in the HDB , an area within and constituting approximately 5% of the Ivanhoe property, subject to a purchase price royalty in favor of Great Basin, providing that Hecla funds a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieves commercial production) and issues 4 million Hecla share purchase warrants to Great Basin (of which 2 million have been issued to date). Concurrent with and in proportion to the Hecla warrants, Great Basin was to issue 2 million share purchase warrants to Hecla of which 1 million have been issued to date.

A sliding scale royalty on Hecla’s share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The royalty would become payable by Hecla once it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

The 2002 Earn-in Agreement was modified subsequent to year-end in February 2006. Details are provided above, under Description of Business, “Hollister Development Block”.

Location and Access

The Ivanhoe Property is located in Township 37 and 38 North, Range 48 East, Ivanhoe Mining District, Elko County, Nevada.

The shortest access to the Property is via the Interstate 80 freeway corridor by gravel roads, north of Battle Mountain, for over a distance of roughly 50 miles (80 km). Battle Mountain is the nearest town with full service facilities. The nearest mining infrastructure is at the Dee Mine, located 8 miles (13 km) by road to the southeast. Major power transmission lines lie just off the southeastern corner of the Property, and a sub-station is located 5 miles (8 km) to the east. Elko is the support hub for mining

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operations on the Carlin Trend, and has a well-developed transportation network (air, rail, and road), workforce pool, and contractor service base (Figure 1).

Figure 1. Ivanhoe Property, Location and Access

Environmental Matters

Reclamation in the area of previous open pit production is nearing completion. Newmont will manage reclamation, and surface use in and around the Hollister mine area, until reclamation is completed. This area consists of 62 claims encompassing 1.1 square mi (2.8 square km), and was funded by a US$4.5 million reclamation fund. Cost overruns, up to a total overrun of US$1.5 million, have been funded 33% by Newmont and 67% by Great Basin, and thereafter all amounts expended are funded as to 75% by Newmont and 25% by Great Basin.

During 1999, cumulative reclamation expenditures exceeded US$6 million and as required by the agreement, the Company contributed 25% of the excess from 1999 to 2005.

Great Basin has access to explore within the reclaimed areas, subject to Newmont’s determination that such activities do not interfere with reclamation. Newmont’s consent has been obtained expeditiously in all cases to date.

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Property Geology

The Ivanhoe Project is situated near the northern end of the Carlin Trend, a northwest-trending corridor of mines and mineral occurrences (Figure 2). The alignment of deposits along the Carlin Trend resulted from a long-lived, deep-seated northwest-oriented fracture system; hydrothermal systems emplaced gold into receptive sedimentary and volcanic lithologies along the structural corridor. Accordingly, the key ore controls for Carlin-type gold deposits are a combination of structural preparation and favorable host rocks. Association with intrusive rocks is an important geological factor in the occurrence of the Carlin Trend gold deposits.

Figure 2 Ivanhoe Property and Carlin Trend

Property geology includes Ordovician sedimentary and mid-Eocene intrusive rocks that are covered by a thin veneer of Miocene volcanic and volcano-sedimentary rocks. Structure (veins and faults) is an important control of the mineralization; on the Ivanhoe Property this typically occurs as high-angle faults with east-west, north-northwest and northeast trends. The intersection of these faults may be an especially critical control for gold mineralization.

The previously mined Hollister deposit is a large low-grade gold system in Miocene volcanic rocks. This deposit represents near-surface “leakage” from a deeper, high-grade gold feeder system, hosted by the Valmy Formation. In the area of the mineralized veins, the Ordovician Valmy Formation consists of light grey quartzites; dark grey, muddy or argillaceous quartzites; black sandy argillites; black massive argillites and black to grey laminated argillites. A core intercept of 2.4 ft grading 32.54 oz. Au/ton (0.7 m grading 1,115.67 g Au/t) in the west Hollister area from 1994 drilling by Newmont was interpreted to be a high-grade feeder vein to the overlying volcanic-hosted disseminated gold mineralization. There were at

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least 34 such historic high-grade intersections in the Valmy Formation that required follow-up drilling when Great Basin acquired the property.

The Hatter Stock is a 39 million year old biotite granodiorite intrusion. It has another significant, although less well understood gold anomaly associated with it and the surrounding Valmy Formation, similar to the Hollister area. Assays from younger crosscutting veins in the Hatter intrusion include ten ft of 0.731 oz. Au/ton (3 m of 25.06 g Au/tonne) and 20 ft of 0.736 oz. Au/ton (6.1 m of 25.23 g Au/tonne). The Valmy rocks on the west flank of the stock host low-grade intercepts, such as 85 ft at 0.025 oz. Au/ton (25.9 m at 0.857 g Au/tonne) in brittle shear or fault zones.

Exploration History

The Ivanhoe district has a long mining history that started with mercury mining in the early 1900’s. Various companies explored for a variety of target types including porphyry molybdenum, uranium, and gold deposits over the period from the early 1960’s until 1980. Gold exploration programs, conducted by United States Steel Corporation (“USX”) from 1980 to 1986 and subsequently by the Cornucopia/Galactic joint venture from 1986 to 1992, focused on delineation and production from open pit oxide deposits. The deposit was placed into production in 1990. Mining from the Hollister area USX pits produced 115,696 oz (3.6 million g) of gold from 3,271,954 tons mined to 1996. Newmont formed a 75-25 joint venture with Touchstone in 1992. Between 1992 and 1994, Newmont conducted an extensive exploration program that included drilling, geological mapping, geochemical sampling, and geophysical surveys. The program targeted near-surface mineralization that Newmont ultimately decided did not warrant further work.

Great Basin’s exploration program at Ivanhoe has focused on locating high-grade gold deposits that are mineable by underground methods. In general, exploration is based on comparisons to the Midas deposit at the Ken Snyder Mine located to the northwest and the Goldstrike area, i.e. Post-Betze and associated deposits, located to the southeast along the Carlin Trend. The comparison with the deposits at Ken Snyder is based on the similarity in style and mineralogy of the feeder veins that have been intersected beneath the Hollister deposit to those at the Midas discovery. The comparison with Goldstrike is based on the similarity of: the size and tenor of the gold anomalies in both the Hollister and Hatter areas; the mineralized structures; the age of the rocks; and the association of mineralization with the Hatter Stock.

Much of the drilling between 1998 and 2001 was done in the Hollister Development Block area (see below). Outside of the immediate Hollister area, drilling in 2000 in the Velvet area located 1,400 ft (425 m) north of the Clementine vein system, encountered high-grade gold mineralization in a new vein system. Rotary hole 204 returned 15 ft of 0.56 oz. Au /ton, (4.6 m of 19.20 g Au /tonne) including 5 ft of 1.04 oz. Au/ton (1.5 m of 35.65 g Au/tonne) in a banded quartz vein intersection in Valmy Formation quartzites.

There is also evidence of Carlin-style mineralization on the Ivanhoe Property. The best exploration potential is in lower plate rocks occurs at depths ranging from 5,000-6,000 ft (1,525-1,830 m) in the silty carbonate host rocks of the Rodeo Creek, Popovich and Roberts Mountain Formations. The last hole completed in 2001, IH-214, was designed to test for the presence of Devonian carbonates (Popovich and Roberts Mountain Formations) beneath the Roberts Mountain Thrust in the Hollister area. This deep hole (total depth of 6,940 ft [2,115 m]) shows that the platform carbonates of the Roberts Mountain Formation extend west under the Hollister deposit. Samples from the base of the Rodeo Creek Formation immediately above the Roberts Mountain Formation (the location of many of the Carlin Trend deposits) are anomalous in gold, silver, arsenic and antimony, although the intersection is not of ore grade. The presence of this mineralization indicates that many of the criteria contributing to the formation of a “Carlin-type” deposit could be present beneath the Hollister-Hatter area.

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In addition, a re-interpretation of exploration information for the eastern half of the property in 2001-2002 resulted in the recognition of a second major structural trend on the Ivanhoe property. The north-northwest trend of the newly identified major fault structures is the same as the principal ore-bearing structure at Ken Snyder (Midas deposit) and other mines in north eastern Nevada. This new structural trend provides potential to find significant, additional high-grade gold vein systems.

To December 31, 2001, Great Basin completed a total of 205,440 ft (62,620 m) of drilling in 216 holes. Of this, 202,575 ft (61,745 m) in 205 holes were drilled in the area now known as the Hollister Development Block.

The Hollister Development Block, comprises about 5% of the Ivanhoe Property, hosts three main gold-silver vein systems - Clementine, Gwenivere and South Gwenivere. An initial drilling program by Great Basin at Hollister in January 1998 tested for vein systems related to the +30 oz. Au/ton (+1,029 g Au/tonne) core intercept encountered by Newmont in 1994. Using a N40E oriented fence of six vertical core holes at 25-ft (7.6 -m) spacing, Great Basin’s drilling crosscut high-grade intercepts in the northern area of the deposit; for example, hole IH004 pierced a very high-grade vein zone of 4.6 ft grading 11.13 oz. Au/ton and 103.4 oz. Ag/ton (1.4 m grading 381.6 g Au/tonne and 3,545.17 g Ag/tonne) within a thicker interval of 10.6 ft assaying 4.96 oz. Au/ton and 47.8 oz. Ag/ton (3.23 m at 170.06 g Au/tonne and 1,638.87 g Ag/tonne). Another intercept of 12.6 ft grading 1.64 oz. Au/ton and 39.0 oz. Ag/ton (3.84 m at 56.23 g Au/tonne and 1,337.15 g Ag/tonne) was intersected further down the hole.

The 1998 drilling program encountered the first reported quartz-silver-selenide (selenium-bearing)-electrum (gold-silver alloy) veining reported in the Valmy Formation and the Ivanhoe area. The first hole in the fence of drilling, IH002, intercepted a very thick banded, brecciated (broken up) and distinctively -textured fine grained quartz vein zone with minor disseminated sulphides. This style of veining had not previously been demonstrated in the upper plate Valmy rocks anywhere on the Carlin Trend. The similarities between Hollister and the Midas deposit prompted Great Basin to design an exploration program to test for lateral continuity of the newly discovered veins; significant results were obtained in all four holes drilled.

Great Basin planned and implemented a two-phase program in 1999 to test the newly interpreted and defined multiple vein systems beneath the Hollister deposit; 59 holes totalling 47,830 ft (14,580 m) were drilled, resulting in the discovery and initial delineation of the Clementine and Gwenivere high-grade gold-silver vein systems over respective east-west strike lengths of 1,800 ft (550 m) and 1,000 ft (305 m).

In 2000, 143 additional holes, totalling 141,830 ft (43,230 metres) were drilled, outlining the Clementine system over a strike length of 3,000 ft (915 metres), and the Gwenivere system over a strike length of 2,000 ft (610 m). A third system, called South Gwenivere, was also discovered and traced over at least 500 ft (150 m).

In 2000-2001, Kappes, Cassiday and Associates conducted metallurgical testwork on three representative geo-metallurgical samples from the Ivanhoe deposits. These are (1) banded quartz adularia illite with gold and silver in quartzite; (2) kaolinite mineralization with cryptic gold; and (3) banded quartz adularia illite vein with gold and silver in argillite.

The work was carried out on fresh drill core samples composited at ALS Chemex Labs in Elko. A series of standard 96 hour, direct cyanidation, bottle-roll tests were completed with varying grind size, cyanide consumption and reactive carbon. Recoveries of 95% gold and 90% silver were achieved for quartzite-hosted veins at grinds of less than 106 microns in 48 hours with excess cyanide. Argillite hosted veins yielded recoveries of 96% gold and 94% silver at grinds of less than 62 microns in 24 hours under excess cyanide conditions. Recoveries of 97% gold and 92% silver were achieved in 48 hours for kaolinitic

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mineralization at the same grind and cyanide conditions as the argillite suite. The results of the milling studies conducted by Kappes Cassiday indicate the ore types likely to be mined at Ivanhoe could be processed to commercially acceptable metal recoveries. Conventional crushing, grinding and Carbon-in-Leach sodium cyanide leach processing followed by carbon absorption would yield a high-grade gold/silver dore that would be refined to 99.999% pure gold and silver.

In October 2001, Behre Dolbear & Company Ltd. was retained by the Company to audit Great Basin’s internal preliminary resource estimate for the high-grade epithermal gold-silver veins on the portion of the property now known as on the Hollister Development Block. Behre Dolbear’s work was supervised by James A. Currie, P.Eng., the independent qualified person for the estimate.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

The following section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. U.S. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Inferred Mineral Resources – Hollister Development Block
Cut-Off (oz/ton)	Tons	Gold (oz/ton)	Silver (oz/ton)	Contained Gold (ounces)	Contained Silver (ounces)
0.25	719,000	1.29	7.0	926,000	5,033,000

The preliminary assessment below provides further details on the parameters used to establish 0.25 oz/ton cut-off for the resource estimate. A feasibility study is current underway that will establish, among other things, a more definitive cut-off grade for the project.

A Preliminary Assessment is defined under CSA NI 43-101 as an economic evaluation that uses inferred resources. It is preliminary in nature and includes inferred resources that are considered too speculative geologically to have the considerations applied to them that would enable them to be categorized as mineral reserves; therefore, there is no certainty that the results indicated will be realized.

Since the level of engineering was preliminary, the criteria, methods and estimates are conceptual. They were mainly based on established industry practice and prior cost experience, taking into consideration that Elko County, where the project is located, is a well-developed mining district that has significant mining infrastructure and a comprehensive history of associated costs. Costs were not based on detailed engineering and were at the preliminary assessment or conceptual level. For the purpose of this evaluation, advice on mining methods and costs were obtained from Hecla Mining Company, experienced vein miners which had operated the Rosebud mine northwest of Ivanhoe; Dynatec Corporation, which were involved in the construction and as contract operators of the nearby Ken Snyder mine; and Merit Consultants International Inc., which have managed several construction projects in the Carlin Trend.

The preliminary economic assessment, described in an April 2002 report by R. Glanville, P.Eng and R. Banner, P.Eng., utilized a capital cost of US$22 million and an operating cost of US$100 per ton of ore, based on a combination of cut and fill (50%) and shrinkage stope mining (50%), adit access, a base case production rate of 600 tons of ore per day and toll milling. Financial modeling indicates that the project was financially attractive and could withstand a combination of relatively pessimistic input assumptions related to geology, mining parameters and metal prices. Base case metal prices of US$275/oz gold and US$4.50/oz silver (with 50% mining dilution at zero grade) yielded a cash cost of US$114/oz gold equivalent (including head office costs) and a total cash cost of US$134/oz gold equivalent (including

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royalties and off property costs). Under these parameters, the payback period (pre-tax) was less than ten months. The assessment project indicated that the project was sufficiently robust that continued work was warranted to take the property through the steps of pre-feasibility, feasibility and production.

Recent Exploration

Most activity since mid 2002 has been conducted by Hecla on the Hollister Development Block. From August 2002-2004, the majority of that work was directed toward gaining permits for the underground exploration and development program. The Nevada Bureau of Land Management announced a finding of “No Significant Impact” and “Decision Record” in March 2004.

The Hollister Development Block program was fully permitted on May 7, 2004. Hecla received authorization for physical work on August 20, mobbed to site and began physical work on September 15. The first portal blast occurred on October 22, 2004.

Underground Development

The planned Stage 1 underground exploration program consists of about 5,600 ft (1,700 m) of decline and underground development to access the three vein systems, including associated cross-cuts and diamond drill stations. Mining of approximately 5,000 tons of bulk sample from the different veins within the system and drilling of approximately 55,000 ft (16,765 m) of core from underground are planned. The layout for the underground access to the veins and drill stations is shown in Figure 3.

Figure 3 Underground Development Layout

From October 2004, when underground development was initiated, to the end of December 2005, the total project advance is 4,226 ft (1,288 m). Of this, 4,041 ft (1,232 m) of underground development was

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completed during the 2005 fiscal year. A breakdown of the development during the fiscal 2005 year and the total advance for the project to the end of December 2005 are tabulated below:

HEADING	2005 Year Advance (feet)	Project to Date Advance (feet)
Portal		66
Decline	2,645	2,764
Lateral	499	499
Diamond Drill Stations	287	287
Miscellaneous Openings	610	610
Total Advance	4,041	4,226

The decline intersected the Gwenievere vein system on November 3 at 2,720 ft (830 m) along the decline. On the east side (rib) of the decline, the mineralized zone consists of a massive quartz vein with breccia (broken wallrocks in a matrix of kaolinite and silica) on its footwall that has a true width of 13 ft (4 m). On the west rib, the structure is characterized by broken lenses quartz and kaolinite, with trace amounts of sulphide mineralization, over a true width of eight ft (2.4 m).

Excellent gold and silver values over substantial widths were reported from sampling of the vein material, including 8.2 ft grading 3.17 oz gold/ton and 28.3 oz silver/ton (2.5 m grading 108.69 g gold/tonne and 970.29 oz silver/tonne) silver and 15.3 ft grading 0.49 oz gold/ton and 7.9 oz/t silver (4.7 m grading 16.80 g gold/tonne and 270.86 g silver/tonne). Development to stage an extensive underground diamond drilling program was also completed by year end.

Diamond drilling

The contract for the program has been awarded to Connors Diamond Drilling. Mobilization will begin in the first quarter of fiscal 2006. The planned program consists of 55,000 ft (16,765 m) of underground diamond drilling. The drill holes will be short, less than 700 ft (215 m) in length, and closely-spaced. The objective of the drilling program is to upgrade the inferred resource previously identified by Great Basin for the three vein systems and convert it to a reserve. Drilling began subsequent to the end of the year in February 2006.

Engineering and Feasibility Studies

Geotechnical and metallurgical studies have been initiated to provide information for the feasibility study. Pre-engineering and permitting activities also continued in preparation for Stage 2 work.

A geotechnical consultant visited the site to help crews plan to take appropriate data during logging procedures in order to characterize the geotechnical characteristics of the deposit.

A firm specializing in cemented backfill was retained to assess whether the waste material can be used for cemented backfill. The backfill specialist issued a report documenting the proposed backfill-testing program. Material from the site will be forwarded to the laboratory in January.

Topographic surveys were undertaken to assess volumes for waste rock facilities.

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Sampling and Analyses

For a summary of the procedures used on the Ivanhoe project by Great Basin from 1998 to 2001, see Great Basin’s Annual Information Form (filled on www.sedar.com) or Form on 20F (www.sec.gov) for the year ended 2004. The following is a summary of the sampling and analytical procedures for the samples taken in the exploration decline by Hecla during 2004 and 2005 programs:

Samples collected from the project are stored in a secured facility until delivered by Hecla personnel to American Assay Laboratories (AAL) in Sparks, Nevada. Sample preparation consists of drying and jaw-crushing the entire sample to 70% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the sub-sample to 120-mesh using a vertical spindle pulverizer. Gold and silver determinations are by 2 assay-ton (60 g) fire assays and gravimetric finish. Laboratory QA/QC is monitored using Hecla coarse reject blanks, Hecla assay standards, duplicate fire assays as well as AAL’s internal standards and blanks. Two coarse reject “blanks” (quartz vein material assaying nil-0.1 oz gold/ton), and the assay standards are inserted by Hecla into the sample sequence as blind samples prior to delivery of the samples to the laboratory. AAL inserts one assay standard and one assay blank into the sample stream. Two of Hecla’s sample pulps, chosen at random by AAL, are assayed in duplicate. QA/QC results were within acceptable limits.

Plan of Operation in 2006 – Hollister Development Block

Underground drilling and feasibility studies will continue through 2006. It is expected that the stage 1 program will be completed by March 30, 2007 and the feasibility study shortly thereafter, at which time a production decision can be made and the Stage 2 program initiated. Stage 2 consists of an underground development program that would prepare the project for commercial production.

(2) The Burnstone Gold Property, Mpumalanga Province, South Africa

Property Agreements

Great Basin entered into an option agreement dated November 5, 2002 (“the Agreement”) to purchase 100% of Southgold Exploration (Proprietary) Limited (“Southgold”), a privately held South African corporation that holds rights to purchase part of the Burnstone Gold Property. Great Basin exercised the option in two tranches in April 2003 and January 2004, and, with the GFL-Randex rights discussed below, now holds a 100% interest in the Burnstone Project through its subsidiary Southgold, subject to government legislation that provides for historically disadvantaged South Africans ("HDSA") to earn an interest in mining.

Prior to November 2002, Southgold entered into a joint venture agreement with Tranter Investments (Proprietary) Limited ("Tranter"), an HDSA partner, whereby Tranter was granted an option, exercisable on completion of a Bankable Feasibility Study, to acquire a 20% participating interest in the Burnstone Project (as then identified) by reimbursing 20% of historic costs to that exercise date. Tranter would thereafter maintain its 20% participating joint venture interest by funding its pro-rata share of all development, construction and property costs after the completion of a Bankable Feasibility Study. Tranter would also have the right, subject to certain conditions, to purchase on commercial terms an additional 6% participation interest in the Burnstone Joint Venture. This joint venture agreement was subject to the satisfaction of certain conditions by March 31 2003, which were not met and, consequently the agreement expired. In April 2005, Tranter, Southgold and the Company signed an agreement (the “Heads of Agreement”), which created a new framework for the Company to fulfill the BEE ownership requirements in relation to the Burnstone Project. The Heads of Agreement set out the terms whereby Tranter may, subject to certain conditions, acquire an interest in Southgold. Such interest shall be

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acquired at a consideration yet to be determined. Completion of the transaction is subject to a number of conditions, including the negotiation of definitive agreements.

Upon signing the Agreement the Company paid US$1.25 million ($2,007,561) to the Former Southgold Shareholders and also agreed to conduct a US$1.5 million work program prior to April 30, 2003, which was completed. The Company exercised its option to purchase the shares of the Former Southgold Shareholders and completed the purchase of Southgold by making payments of cash and Great Basin common shares and share purchase warrants to the Former Southgold Shareholders in two staged tranches.

The Great Basin shares issued to the Former Southgold Shareholders pursuant to the two tranches are subject to a voting trust agreement, pursuant to which the holders have undertaken to vote with Great Basin management until the earlier of (i) April 30, 2008, or (ii) the time they dispose of such shares in accordance with the Option to Purchase Agreement. Additional Great Basin shares may become issuable by Great Basin to the Former Southgold Shareholders depending on certain outcomes with respect to the Bankable Feasibility Study (as defined in the Option to Purchase Agreement) on the Burnstone Project (as described below). The Former Southgold Shareholders are entitled to nominate two members to the Board of Directors of the Company, to which one was nominated and elected.

In accordance with the Option to Purchase Agreement the Company also undertook:

(a) to pay to the Former Southgold Shareholders in cash an amount equal to the consideration paid to Southgold by Tranter (or any other BEE entity selected by the parties to the Agreement) for the right to participate in the Burnstone Project (as then identified). This amount would be 20% of the net present value of the Burnstone Project (determined by applying a discount rate of 9%), but in any case would be a minimum of South African Rand (“ZAR”) 15 million and a maximum of ZAR 22.5 million;

(b) to pay the following additional consideration to the Former Southgold Shareholders with respect to the Bankable Feasibility Study:

(i) if the Bankable Feasibility Study on the Burnstone Project is completed at a cost of less than US$7.5 million the Company will issue to the Former Southgold Shareholders that number of common shares of the Company having a deemed value of US$1 per share that is equal to the difference between US$7.5 million and the actual cost of the Bankable Feasibility Study;

(ii) if the Bankable Feasibility Study determines that the Burnstone Project has more than 3.5 million ounces of gold reserves, calculated in accordance with the Option to Purchase Agreement, the Company will issue to the Former Southgold Shareholders 500,000 common shares of the Company for each 500,000 ounces of additional reserves, up to a maximum of 1.5 million shares of the Company; and

(iii) if, at the date of the Bankable Feasibility Study, the full mine and mill operating costs per ounce of gold production at the Burnstone Project are less than or equal to US$150, the Company will issue to the Southgold Shareholders a further 500,000 common shares of the Company.

The Company's mineral rights, other than those acquired from GFL and Randex (see next paragraph), are held under option with "old order" mineral right holders, the State, or Municipalities. The Company is in the process of converting the "old order" rights to "new order" rights. In the event that all mineral right

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options are exercised and the options are exercised at the very end of each contract, the maximum cost to the Company would be approximately ZAR 93 million (approximately $17 million). The Company may elect to exercise certain of the options before the end of each contract (when they are less expensive to exercise), or not at all, depending on future exploration program results.

In October 2003, pursuant to a prospecting agreement (the “Prospecting Agreement”) dated October 17, 2000 between GFL Mining Services Limited (“GFL”), Randex Limited (“Randex”), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex totaling 11,563 hectares within the Burnstone Property which were not covered under Southgold's then-existing rights, for ZAR 35 million ($6,695,598) subject to a net smelter return royalty ranging from 1% to 2% (tiered to the gold price), and payable to GFL. The Company funded Southgold's purchase of these rights. Current South African legislation abolishes private ownership of mineral rights (and, possibly, royalties which are bound with those rights) and replaces them with a system which vests mineral tenure in the State. Under the terms of the Prospecting Agreement, in the event of a change in the mineral rights regime in South Africa, the parties agreed to negotiate amendments to the Prospecting Agreement, if possible without causing undue hardship to each of the parties.

Access, Climate and Physiography

The Burnstone Property is located about 80 km (50 mi) southeast of Johannesburg and just east of Balfour, in the Mpumalanga Province of the Republic of South Africa (Figure 4). The property is situated in a physiographic region known as the South African Highveld, lying at an altitude of 1,670 m (5,480 ft). Topographic relief in the area is primarily gently rolling grassland terrain. The area has a mild climate, with about six weeks of chill and frost in mid-winter (July-August). Due to the relatively high altitude the winter nights can be cool. The rainy season occurs during the summer and drought conditions usually prevail in winter. Summer rainstorms can be intense and hailstorms also occur.

The project is located close to a major highway; several roads cross the property, which access the village of Balfour. The property is also crossed by national Eskom grid power lines and by two rail lines, one being the main Johannesburg, Durban trunk line. The Rand Water Board trunk water main into Balfour has excess pipeline capacity sufficient to service the mine/mill needs.

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Figure 4 Geology of Witwatersrand Basin and Location of Burnstone Property

Mineral Rights Holdings

Southgold and Great Basin have been actively securing additional land holdings in the area, and divesting their interest in lands of little geological merit. As a result, the property now encompasses 34,655 hectares (85,633 acres). A summary of the mineral rights at December 31, 2005 under option are tabulated below.

Owner	Hectares	%
Great Basin (Gold Fields)	11,563	33
Rietbult Estates	7,288	21
Great Basin (Southgold)	4,342	13
Taurus	1,365	4
Puma	2,307	7
Private	7,790	22
TOTAL	34,655	100

The project is situated on portions of 32 farms, as shown in Figure 5.

Surface rights will be acquired in accordance with South African mining land tenure regulations should the Burnstone Gold Project proceed to development.

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Mineral Rights Held
Area 1
Area 2
Area 3
Area 4
5 km

Figure 5 Burnstone Mineral Rights Ownership (modified after Saad, 2003), showing positions of Areas 1, 2, 3 and 4

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Property Geology

The Witwatersrand Basin is underlain by an Archaean (>3.1 Ga [billion years ago]) granite-greenstone basement and rocks of the 3,086 – 3,074 Ma Dominion Group, and is unconformably overlain by the Ventersdorp (2.7 Ga), Transvaal (2.6 Ga) and Karoo (280 Ma [million years ago]) Supergroups. Prior to 1990, it was widely believed that the Archean granites represented the floor upon which the sediments had been deposited. However, recent U-Pb isotope dates of granites adjacent to the Basin indicate that several intrusions were emplaced between 3,074 and 2,714 Ma and that each event might have predated sedimentation in the basin.

The Witwatersrand deposits probably represent gold concentrations, called placer deposits (or ”reefs”, in local mining terminology), hosted by within coarse-grained sediments (conglomerates) deposited in braided stream channels on broad river plains. Economic gold concentrations commonly extend for several km down the dip, and for up to 50 km (30 mi) along strike of the sedimentary rock units. Gold occurs as detrital grains in nugget-like shapes and secondary (re-crystallized) grains, ranging in size between 0.005 and 0.5 mm diameter.

The Witwatersrand Basin has been affected by several structural events. Many studies now differentiate between deformation that was taking place during deposition of the Witwatersrand sediments and subsequent deformation. Deformation that occurred during the deposition of the sediments played a key role in the distribution and thickness of the host rocks as well as the occurrence of the gold-bearing reefs. Later faulting and buckling of the sequence determined which parts of the basin remained buried, and the depths to mineable horizons.

The South Rand area is located in the northeastern part of the Witwatersrand Basin. In the South Rand, the Witwatersrand sequence is thinner than in other parts of the Basin. The West Rand Group, comprising about 1,500 m (4,920 ft) of alternating quartz arenite and shale units, unconformably overlies the Archaean granite-greenstone basement rocks. The overlying Central Rand Group strata are approximately 900 m (2,950 ft) thick and include the Kimberley Reef horizon, which is the main gold-bearing unit on the Burnstone Property. The Johannesburg Subgroup, including the Bird amygdaloidal lava and the Kimberley shale, is about 300 m (985 ft) thick. The Turffontein Subgroup is approximately 600 m (1,970 ft) thick and is made up of a sequence of quartz arenites and conglomerates that correlate with the Elsburg Formation.

An 18-km (11-mi) long northwest-southeast gold trend has been outlined on the Burnstone property that appears to be associated with a large braided channel system extending over the property. Drilling has also shown that two northwest-southeast trending sub-parallel faults, spaced four kilometres apart, have uplifted the central portion of the gold corridor. As a result, a substantial portion of the gold-bearing horizon along the main deposit trend lies between 250 and 750 m (820-2,640 ft) in depth, which is relatively shallow for Witwatersrand gold deposits. The average thickness of the reef is 0.8 m.

Exploration History

Gold exploration and development commenced in the South Rand goldfield in 1887 and several small mines operated there between 1892 and 1962. The activity has followed improvements in the gold price, except in the late 1960s when a high uranium price revived interest in the area for potential gold-uranium production. Exploration drilling in the Burnstone Project area was conducted intermittently during the period 1974 to 1993, initially by Union Corporation, and later by Gencor. During this period, six holes were also drilled by Anglovaal Mining Limited.

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Southgold acquired the Rietbuilt Estates ground in 1999, and then acquired Gold Fields’ Burnstone property and the related Avmin ground in 2000. In 2000, Southgold acquired a significant number of surrounding properties that were held by private individuals. Eighteen boreholes were drilled by Southgold between 1999 and July 2002. Prior to August 2002, Southgold commissioned Global Geo Services (Pty) Ltd to estimate the mineral resources of Area 1 and 2, located in the north-central part of the property.

In August 2002, Great Basin commissioned GeoActiv (Pty) Ltd to complete a geological review of the project and resource estimates for Area 1 and 2, and Behre Dolbear & Company to review the engineering considerations for the Burnstone Project. The Mineral Corporation completed a Scoping Study of the Burnstone Project Area 1.

Great Basin acquired the right to purchase Southgold in November 2002 and commenced a drilling program in January 2003. Great Basin drilled approximately 65,190 m (214,000 ft) in 101 master holes and deflections on the property in 2003. Thirty holes were drilled at Area 1 from January-April, and expenditures met Great Basin’s initial US$1.5 million commitment. Great Basin’s staff and South African consultants compiled new data from drilling with historic information, and updated the geological model for the Area 1 deposit, and Behre Dolbear estimated the Area 1 mineral resource in June 2003.

From July to December 2003, two phases of drilling were done and engineering studies for underground development of the Area 1 deposit were initiated. Fifteen holes were drilled in Area 1, 42 holes in Area 2 and 14 holes in Area 3, located south-east of Area 2. The Area 1 drilling program focused on defining the location of faults in the deposit. Area 2 drilling was to further define and delineate the gold deposit so that it could be incorporated into the development planning underway on Area 1. Drill holes in Area 2 were spaced at 400-1,000 m (1,310-3,280 ft) over an area of 3.5 km by 3 km (2.2 mi by 1.9 mi). At Area 3, holes were mainly drilled at 300 m (985 ft) spacing along two fences, 500 m (1,640 ft) apart.

The 2004 program in Area 1 focused on refining the location of structures, and decreasing the drill spacing in portions of the deposit The Area 2 deposit was drilled at a spacing of 350-700 m (985-2,300 ft) over an irregular area of 3 km (1.9 mi). In June 2004, the Company announced updated resource estimates for Area 1 and Area 2 based on drilling to April. In Area 1, estimated measured and indicated resources were 29.2 million tonnes grading 5.73 g/t, containing 5.4 million ounces of gold at a 350 cmg/t cut-off by independent qualified persons E. Siepker, Pr.Sci.Nat., of GGS and G.J. van der Heever, Pr.Sci.Nat., of GeoLogix Mineral Resource Consultants (Pty) Ltd. (“Geologix”). This resource and cutoff were used as the basis for the pre-feasibility study for Area 1, completed in November 2004.

All studies for the Pre-feasibility were done by consulting firms based in South Africa. Turgis Consulting (Pty) Ltd. (“Turgis”) addressed mine planning and design, estimated the mineral reserve, and conducted the independent review of the cash flow and other economic analyses, based on the underlying work; MDM Ferroman developed the mill process and plant design, utilizing metallurgical testwork by Mintek Laboratories; and Knight Piesold (Pty) Ltd. addressed the environmental and permitting aspects of the project, including tailings, water supply, and infrastructure. A.D. Pooley, Pr.Eng., is the independent qualified person who led the work completed by Turgis. D. Dodd, B.Sc., SAIMM, and J. Edwards, B.Sc., SAIMM, are responsible for the metallurgical section and R.J. Scheurenberg, Pr.Eng., was responsible for the completion of the environmental and permitting sections.

The Pre-feasibility mine plan involved a combination of conventional narrow reef mining and flexible mechanized development in the footwall of the gold-bearing Kimberley Reef. Rock handling in the footwall infrastructure would be accomplished with low profile trucks delivering ore and waste to a central loading pocket at the base of the decline loading either a conveyor or a shaft bulk haulage system. Production statistics and financial analyses were provided for both options. The shaft option was found to

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be cheaper to operate but had a higher capital cost. Material would be crushed underground to a size of <150 mm. The proposed processing plant capacity was 1.5 million tonnes per year in a closed circuit, semi-autogenous grinding mill, followed by a gravity circuit and a Carbon-in-Leach process, producing gold by electrowinning and smelting. Estimated gold recovery was 95%. The capacity of the tailing facility was 40 million tonnes, sufficient for additional material from other Burnstone resources.

The Pre-feasibility indicated that an underground mine developed at Area 1 could produce an average of 236,000 oz of gold, annually, over a 12-year mine life. All monetary units were in 2004 US$ and South African Rand (ZAR), with ZAR:US$ exchange ratio of 7:1. At a gold price of US$375/oz, the pre-tax and 100% equity-financed economic model forecasted the net present value (NPV) at a 5% discount of US$175 million and an internal rate of return (IRR) of 24% for an underground operation utilizing a conveyor system. The estimated capital cost was US$92 million to commencement of milling (inclusive of capitalized operating costs), with a payback of 4.5 years from the start of milling. The average cash cost to produce an ounce of gold was estimated to be US$187/oz.

Sensitivity analyses showed that the project was most sensitive to gold price and exchange rates. At a ZAR:US$ exchange ratio of 7:1, the IRR varied from 19% for a gold price of US$350/oz to 32% for a gold price of US$425/oz. At a US$375/oz gold price, the IRR varied from 14% for an exchange rate of 6:1 to 32% for a rate of 8:1.

Estimates of Mineralization

From January 2003 to October 2004, Great Basin drilled 125,000 m (410,100 ft) of NQ core in 193 drill holes in Areas 1-4. This work revealed that gold-bearing areas 1-4 are all part of one gold deposit, with several areas of gold concentration; hence, all of the mineral resources are tallied together.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section use the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The estimated mineral resources, diluted over a 1-m width, are tabulated below:

Measured and Indicated Mineral Resources – Burnstone Goldfield
Category	Cut-Off (cmg/t)	Tonnes	Grade (g/t)	Contained Gold (Ounces)
Measured	350	38,278,000	5.08	6,248,000
Indicated	350	6,896,0000	4.50	998,000
Total M+I	350	45,763,000	4.93	7,246,000

Approximately 64% of the measured and indicated resources shown above at the 350 cmg/t cut-off correspond to the portion of the Area 1 deposit on which the 2004 pre-feasibility study was based.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. U.S. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

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Inferred Mineral Resources – Burnstone Goldfield
Cut-Off (cmg/t)	Tonnes	Grade (g/t)	Contained Gold (Ounces)
350	13,965,000	10.37	4,655,000

E. Siepker, Pr.Sci.Nat., of GGS, and G.J. van der Heever, Pr.Sci.Nat., of GeoLogix, completed the resource estimates as described in a February 2005 technical report filed on www.SEDAR.com. The above estimates were completed using standards described in National Instrument 43-101. The pre-feasibility study information above provides further details on the use of the 350 cmg/t cut-off.

Sampling and Analysis

Historical Drilling

All drilling on the project has been in core holes. Highly detailed and informative drill logs, including down-hole survey records, are available for most historic holes. The core was sampled by being sawn in half with a diamond saw, and so half cores are remaining. GeoActiv states that it can confidently be assumed that the geographic location or the collars of all drill holes were determined by a qualified land surveyor, using the best equipment available at the time of surveying. A qualified land surveyor using modern equipment for the SG series drill holes surveyed collar positions. Down-hole survey records are available for most historic drill holes and numerous drill hole collars were surveyed by qualified surveyors.

All historic drill holes within the Project area were drilled vertically from their collars. Up to six deflections were wedged off these holes in order to increase the number of reef intercepts for each set-up. For the Gencor holes, coring commenced at depths where solid core could be obtained, except when drilling past the top parts of wedges. Most historic holes and the recent SG-series are BX or BQ size.

Great Basin Drilling

Between January 2003 and December 2004, Great Basin completed 193 primary boreholes and 611 wedged holes on main gold trend on the property. Sixty primary holes and 179 wedged holes were not assayed, and 13 of the primary holes had been abandoned. Prior to the 2004 program, an average of three deflections were drilled from each primary hole, to increase the sampling of the Kimberley Reef in each location. The 2004 program included a primary hole along with an average of 5 deflections. The purpose of the two additional deflections was to provide samples for mining and metallurgical studies. In 2005, the Company drilled an additional five holes, totaling 4,754 m (15,597 ft), on the main Burnstone gold trend and 36 short holes, totaling 3,484 m (11,430 ft), in the area of the old Roodepoort-Kildare mine.

Drill core was boxed at the drill and shipped daily to the secure logging facility at Balfour, South Africa. At Balfour, the drill core was photographed, geologically logged and selectively sampled. A detailed protocol established by GeoActiv (Pty) Ltd. was used to ensure sampling of the primary target Kimberley Reef rock cores was done correctly and the pertinent sampling information recorded for resource analysis studies. Digital photographs were taken of each box of core and the images archived on CD-ROM.

Core recovery is generally very good, averaging 99.7% for the sampled intervals, 97.6% of which have 100% recovery. In addition to this, numerous specific gravity measurements were taken prior to sampling from marked intervals in the Kimberley Reef and surrounding wall rocks.

Samples are shipped to SGS Lakefield Research Africa (Pty) Limited (SGS) of Johannesburg, South Africa for sample preparation and analysis. SGS analysed triplicate 50 g samples lead collection fire

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assay with Atomic Absorption Spectrometry (AAS) or Gravimetric finish. Silver is analysed by AAS; sulphur by Leco Furnace; Uranium by X-Ray Diffraction and trace elements by Total Digestion ICP-OES. Acme Analytical Laboratories Ltd. (Acme) of Vancouver, Canada analyzed the check samples. Overall, the results are good, lending credence to the accuracy of the analytical results.

Quality Control

Samples are placed in bags and sealed with numbered “Pull-Tite” chain of custody security seals and stored in a locked and secured Southgold building prior to deliver to the analytical laboratory. In addition to the regular mainstream samples, quality control/quality assurance (QAQC) samples were inserted in the sample stream by GeoActiv at Balfour for preparation and analysis at the analytical laboratory. Standard reference samples were inserted as pulps, and blank samples (taken from the overlying drab quartzite) were inserted as half core splits within the regular sample number sequence. The identities of the standards and blanks were not revealed to analytical laboratory. Duplicate samples were selected and shipped to a second laboratory for analysis.

Security of Samples

The older cores and records are currently stored at the Gold Fields Geological Centre and core storage facility located at Oberholzer, South Africa, located immediately north of the town of Carletonville. Materials from the latest drilling program by Southgold and all drilling by Great Basin are stored in a facility at Balfour.

Recent Work

Feasibility Study

Following the positive pre-feasibility results, a full feasibility study was initiated for the Burnstone Project in 2005. Consultants responsible for carrying out the various sub-studies for the Feasibility Study are listed below:

Turgis Consulting (Pty) Ltd.	Mining and Engineering
MDM Ferroman (Pty) Ltd.	Metallurgy and Processing
Knight Piesold (Pty) Ltd.	Environmental
Naledi Development (Pty) Ltd.	Socioeconomic

All sub-reports were completed during the fourth quarter of 2005, following which a review of all the information was initiated by the Company’s engineers. This review was ongoing in the first quarter of 2006, after which the information will be provided to an independent consulting firm that will complete the overall opinion and feasibility report.

Metallurgy and Process Plant Design

Following the completion of detailed test work in the third quarter, mill and circuit design was completed. A two-stage grinding curcuit is planned comprising semi autogenous grinding followed by ball milling. The process flow sheet and plant footprint and design were finalized in the third quarter. The plant operating costs were finalized and a final report received in the fourth quarter.

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Mining and Infrastructure

Detailed mining layouts for the project have been completed. The optimum access method is a combination of a decline for moving personnel and material and a vertical shaft for rock hoisting. The primary development will be undertaken using mechanized equipment and on-reef mining will be by conventional labour intensive mining methods commonly employed in the South African industry for narrow shallow dipping Witwatersrand ore bodies.

Geotechnical holes data was used in the final placing and design of the infrastructure. A detailed surface layout has been completed for the proposed operation, as well as the design of infrastructure and services. Enquiry documents have been issued to contractors for sinking of the vertical shaft. The Electricity Supply Commission is finalizing the design of the electricity supply. Proposed capital cost estimates were reviewed in the first quarter of 2006.

Tailings, Water and Waste Rock Management

The tailings storage facility has been designed and its position has been finalized. The waste rock dump design and location has also been determined. A decision matrix system was developed and used to determine the optimum locations for these facilities.

A groundwater inflow study was undertaken and the results utilized in the final water balance calculations. It is estimated that the groundwater inflow to the mine will increase from a rate of 690 cubic metres per day in the initial stages of mining to 3,791 cubic metres per day during full scale operations.

Environmental and Socioeconomic Baseline Studies

The environmental baseline monitoring was completed during the third quarter. This work included surface and groundwater monitoring, dust monitoring, and fauna, flora and aquatic ecosystem surveys, and an environmental report has been received from Knight Piesold. An Environmental Impact Assessment has been completed but public and authority reviews of these reports must still take place.

Human Resources

Information from a survey of ten South African mining companies was compiled and used for a workshop to develop a reward philosophy for the Burnstone project. Planning was finalized and a report, with cost estimates, was received by year end. In addition, a report on the potential impact of HIV/AIDs on operations at Burnstone has been completed.

Community Engagement

Consultation in local communities is ongoing, with the objective of identifying potential issues that can be taken into consideration during mine planning.

Exploration

Exploration in 2005 was mainly focused on the surrounding mineral claims, with the objective of finding new deposits and, in particular, outlining near-surface mineralization that could be used as early mill feed while underground development is being completed.

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In addition, five holes, totaling 4,754 m (15,597 ft) were drilled on the main Burnstone gold trend for engineering purposes. These holes tested the structural integrity of rock units in the area of the proposed decline and shaft.

Geological reconnaissance work located a number of old workings in the area. A combination of grab and chip samples of old dumps, tailings and outcrop material were collected in the area of the workings at the old Roodepoort-Kildare mine. Some anomalous results were received and were followed up by trenching and drilling in the third and fourth quarters.

An infill auger sampling program was carried out in the fourth quarter to follow up on interesting results from preliminary sampling of tailings material. Fifteen trenches were excavated, mapped and 429 samples (including rock chip and overburden) taken; 36 short holes, totaling 3,484 m (11,430 ft), were drilled; and chip sampling in the underground workings was also done. Chip samples from underground workings range from 284 cmg/t (9.45 g/t over 0.3 m) to 2,650 cmg/t (106 g/t over 0.25 m).

Additional trenching, followed up by drilling, is planned at Rietfontein in 2006. This work is expected to begin in the first quarter. Additional drilling is also planned for Roodepoort, beginning in the latter part of the second quarter 2006.

Plan of Operation – 2006

Feasibility Study work is expected to be completed in the second quarter of fiscal 2006.

Further exploration work is planned for the outlying portions of the property, including the Rietfontein, Roodepoort-Kildare and Rietbuilt areas. At Rietbuilt, access will be established to additional areas in old underground workings so that sampling can be completed. Additional surface mapping and sampling will also be undertaken. Similarly, access will be established to additional areas in old underground workings so that sampling can be completed at Roodepoort-Kildare, and 3,500 m of diamond drilling is also planned for the latter part of 2006. Additional trenching, rehabilitation and underground sampling have already been initiated at Rietfontein, and drilling is also planned.

(3) The Casino Property, Yukon Territory, Canada

Great Basin owns a 100% working interest (subject to 5% net profits royalty) in the Casino Property, a large tonnage low-grade copper-gold-molybdenum property located in northern Canada. Due to the uncertainty of recovery of amounts spent acquiring and exploring the Casino Property, Great Basin wrote down the property to a nominal carrying value of $1.00. Great Basin has entered into option agreements regarding a portion of the Casino Property (see Property Agreements).

Property Agreements

The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby Wildrose Resources Ltd., the optionee, could earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company’s 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

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On July 15, 2002, the Company agreed to option the Casino Property to Lumina Copper Corp. ("Lumina", formerly CRS Copper Resources Ltd.), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, Great Basin granted Lumina an option (the "Option") to purchase 100% of Great Basin’s interest in the claims and interests comprising the property for $1,000,000 (plus applicable taxes), payable at the option of Lumina in cash or Lumina common shares, provided that Lumina shares are listed on a recognized stock exchange and have certain minimum trading volumes.

The Option may be exercised at any time to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. Lumina was required to make interim option payments to Great Basin at the time that Lumina is listed on a stock exchange, of warrants to purchase 100,000 shares for a period of two years at an exercise price which reflects the maximum discount for the prevailing Lumina market price permitted by the policies of the relevant stock exchange. Lumina would issue further warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 Lumina shares.

In June 2003, Lumina listed on the TSX Venture Exchange and accordingly, the Company received a first tranche of warrants to purchase 100,000 shares at an exercise price of $1.80 until May 23, 2005. In May 2004, the Company received a second tranche of warrants to purchase 100,000 shares at an exercise price of $5.80 until May 21, 2006. In March 2005, the Company received from Lumina a third tranche of warrants to purchase 100,000 shares at an exercise price of $9.22 until March 14, 2007.

In May 2005, Lumina completed a statutory plan of arrangement to reorganize Lumina into four separate companies (Regalito Copper Corp., Northern Peru Copper Corp., Lumina Resources Corp., and Global Copper Corp.), of which all except Global Copper Corp. are listed on the TSX. Pursuant to the terms of the Lumina plan of arrangement, upon exercise of each warrant the Company will receive one common share of each of the four companies. The exercise price remained unchanged.

On February 14, 2006 the Company and Regalito Copper Corp. (“Regalito”), the successor company to Lumina, agreed to cancel these warrants and replace them with the following, which each may be exercised until March 14, 2007:

  100,000 warrants of Northern Peru Copper Corp. exercisable at a price of $0.06 per share
  100,000 warrants of Lumina Resources Corp. exercisable at a price of $0.07 per share
  100,000 warrants of Global Copper Corp. exercisable at a price of $0.31 per share

Also pursuant to the February 14, 2006 agreement, the Company and Regalito agreed that in the event, at any time prior to March 14, 2007, the shares of Regalito are purchased by a third party pursuant to a takeover bid or a similar acquisition for an amount greater than $8.78 per share, Regalito will pay to the Company, the cash difference between such price and $8.78 times 100,000.

Lumina has the right to conduct exploration work on, or in respect of, the Casino Property at its cost, or to make payments in lieu to keep the property in good standing during the period of the Option. If Lumina elects to terminate the agreement without exercising the Option or allows it to lapse, Lumina must pay to Great Basin a "break fee" of $25,000 (plus applicable taxes). If the Option is not exercised and is terminated, Lumina is required to pay property holding costs for a minimum period of two years from the effective date of termination.

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In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, Lumina agreed to pay Great Basin $1 million (plus applicable taxes) within 30 days of that decision.

Location and Access

The Casino porphyry gold-copper-molybdenum deposit is situated at 62 degrees 43' north latitude and 138 degrees 49' west longitude. It is located 300 km (190 m) northwest of Whitehorse, the capital of Yukon Territory, Canada at an elevation of 1,200 m (3,935 ft) above mean sea level in the Dawson Range. The Alaska Highway is 120 km (74 mi) to the southwest and the Klondike Highway is 105 km (65 m) to the east. Access to the Casino Property is by wheeled aircraft to the existing property landing strip; via a 225-km (140-mi) winter tote road from Burwash Landing on the Alaska Highway; or via river barge along the Yukon River from Dawson City (200 km or 125 mi). The setting of the property consists of lightly vegetated hills and a few low mountains. The area has cold dry winters and warm dry summers.

Mineral Claims

The Casino Property comprises 161 mineral claims, comprising 2,318 hectares (5,728 acres). There are 23 claims in good standing until 2006 the remaining claims are in good standing until 2008.

Property Geology

The deposit was discovered from geochemical, geophysical and geological surveys, indicating the presence of a large copper-gold-molybdenum geochemical anomaly centered over a late Cretaceous breccia complex. This has since become known as the Casino breccia complex. The mineral deposit lies within an unglaciated region of the Yukon with a mature topography and deep surficial weathering. Drilling has shown that there is a vertical zonation in gold, copper, and molybdenum within the Casino breccia complex. Zones include leached cap, supergene (enriched) and hypogene (primary sulphide) zones of mineralization. Geological logging of drill core has shown the presence of a large, typical porphyry-type, hydrothermal alteration facies with a central gold-copper potassic (potassium-feldspar-biotite-magnetite) facies in the Casino breccia complex. Gold-copper-molybdenum mineralization occurs within an approximately one square km (0.386 square mi) area centered on Patton Hill.

Exploration History

The Casino deposit is a bulk tonnage porphyry copper deposit with significant gold and molybdenum values. The deposit area has not been eroded by glaciation and, combined with the high degree of fracturing and permeability in the rocks has resulted in deep weathering and development of distinct mineral zones. Commencing from surface, the uppermost zone is a leached gold zone from which most of the copper has been leached away by descending groundwater. A copper-enriched, supergene gold-copper zone underlies the leached zone; copper from the leached zone was redeposited in the supergene zone. Below the supergene zone is the hypogene zone, which contains primary gold, copper, and molybdenum mineralization that has not been affected by surface weathering or supergene enrichment.

In 1991, Big Creek Resources Ltd. and Archer, Cathro and Associates (a mining consulting firm with common principal and shareholders of Big Creek) optioned the Casino Property from Casino Silver Ltd. In 1992, Archer, Cathro commenced a drilling program with an objective of establishing the gold content of the deposit. Drilling of 4,729 m (15,515 ft) of large diameter HQ core in 21 vertical holes was completed in the central portion of the known mineral deposit, primarily filling between old drill holes. Due to larger sample size, better core recovery, and improved assaying methods, significant gold, copper and molybdenum grades were verified over the area drilled.

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During 1993, Pacific Sentinel conducted an intensive, large diameter diamond drilling program comprising 50,530 m (165,785 ft) of drilling in 107 test holes on a systematic grid layout at 100-m (330 ft) centers over a portion of the Casino Property. The drilling program confirmed that the Casino deposit measures approximately 790 m (2,600 ft) north-south, 1,280 m (4,200 ft) east-west, and averages 355 metres (1,160 ft) thick. Overburden, averaging 7.9 m (26 ft) thick, overlies an oxide gold zone that averages 70 m (230 ft) in thickness. Underlying the copper leached gold zone is a copper enriched supergene blanket averaging 60 m (195 ft) thick. A primary gold-copper-molybdenum mineralized hypogene zone, averaging 230 m (760 ft) thick, lies below the supergene zone.

In 1994, Pacific Sentinel spent approximately $4.5 million completing an infill, delineation and geotechnical drilling program on the Casino Property comprising 18,040 m (59,180 ft) of large diameter diamond drilling in 108 holes. Infill drilling verified the continuity of mineralization of the three principal zones. Total drilling conducted by Pacific Sentinel on the Casino Property is 68,565 m (224,950 ft) in 215 large diameter holes and the overall mineral deposit has been defined for the purpose of open pit mine planning. In addition, geotechnical drilling to evaluate pit wall stability and sites for heap leaching, tailings, waste rock storage and plant facilities has been completed for mine engineering and design purposes.

Estimates of Mineralization

The Casino Property hosts a deposit with a large mineral resource. The resource was estimated in May 1995 and therefore should be considered a historical resource estimate as defined under National Instrument 43-101.

Details on the sampling and analytical programs undertaken by the Company during exploration programs in the 1990’s are described in the Company’s 2003 Annual Information Form, filed at www.sedar.com.

Environmental and Socioeconomic

An environmental baseline program was initiated in July 1993 to investigate the environmental aspects of the Casino Property and surrounding area. This program includes the documentation of local vegetation, wildlife, fish, climate and hydrology. Great Basin has not encountered any unusual environmental concerns for the Casino Property. To date, the Casino Property has not been affected by any Aboriginal land claims.

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Risk Factors

An investment in the Company's common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that the Company files with the Securities and Exchange Commission and with Canadian securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that the Company is aware of or that the Company currently believes are immaterial may become important factors that affect its business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and the investor may lose all of their investment.

The exploration for and development of mineral deposits involves significant risks.

Mineral resource exploration is a speculative business and involves a high degree of risk. There is no known body of commercial ore on any of the Company's mineral properties, including its Ivanhoe Property and the Burnstone Property, and there is no certainty that the expenditures to be made by the Company in the exploration of the Company's mineral properties will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Company not receiving an adequate return on invested capital.

The figures for mineral resources included herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

The Company's properties have not produced any commercial reserves or ore body.

The Company's mineral projects, including the Company's Ivanhoe Property and the Burnstone Property, are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore. Although the Company believes that exploration data available is encouraging in respect of these properties, there can be no assurance that a commercially mineable ore body exists on any of the Company's properties. There is no certainty that any expenditure made in the exploration of the

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Company's mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company will be required to raise substantial additional funding.

There is no assurance that any of the Company's mineral resources will ever be classified as reserves under the disclosure standards of the Securities and Exchange Commission.

Item 5 of this Annual Report discusses the Company's mineral resources in accordance with Canadian National Instrument 43-101. Resources are classified as "measured", indicated" and "inferred" under NI 43-101. However, investors are cautioned that the United States Securities and Exchange Commission does not recognize these resource classifications.

As the Company does not have revenues, the Company will be dependent upon future financings to continue the Company's plan of operation.

The Company has not generated any revenues from its business activities since its incorporation. The Company's plan of operations involves the completion of exploration programs on the Company's mineral properties. There is no assurance that these exploration activities will result in the establishment of commercially exploitable mineral deposits on the Company's mineral properties. Even if commercially exploitable mineral deposits are discovered, the Company will require substantial additional financing in order to carry out the full exploration and development of the Company's mineral properties before the Company is able to achieve revenues from sales of mineral resources that it is able to extract.

The Company may not be able to recover the financial statement carrying values of the Company's mineral property interests.

The amounts attributed to the Company's properties in the Company's financial statements represent acquisition expenditures to date, less recoveries and write-downs, and should not be taken to necessarily reflect realizable value. The Company defers (capitalizes) acquisition costs incurred in connection with the Company's mineral properties on the Company's balance sheet in accordance with Canadian GAAP. Although the Company believes these costs (of approximately $99 million) are recoverable, notwithstanding the mineralized materials contained at the projects are not currently economically viable or classified as ore, there can be no assurance that the Company could dispose of its projects for their financial statement carrying values, and in such circumstances this would mean a diminution in the book value of the Company's shareholders' equity.

The Company's interest in its investment in Southgold is subject to dilution.

Prior to its acquisition by the Company (see Item 4.A and Item 7), Southgold Exploration (Proprietary) Limited ("Southgold") had entered into a joint venture agreement with a Historically Disadvantaged South Africans ("HDSA") partner (the "Original Tranter Joint Venture Agreement"), whereby the HDSA partner was granted an option, exercisable on completion of a bankable feasibility study, to acquire a 20% participating joint venture interest in the Burnstone project by repaying to Southgold's then-shareholders 20% of historic costs to that exercise date. The HDSA partner would also have the right, subject to certain conditions, to purchase on commercial terms an additional 6% participation interest in the Burnstone joint venture. The Company is in the process of negotiating the qualification of Southgold as a Black Economic Enterprise, which requires the equity participation of an HDSA, and accordingly, the original agreements in connection with Southgold are being reviewed by legal counsel with a view to ascertaining whether the Company’s obligations thereunder have been extinguished or modified. The amount and

- 37 -	Annual Information Form and Form 40-F

nature of the proceeds to be received by the Company, if any, for the interests which may be transferred to the Former Southgold Shareholders and to an HDSA are not currently ascertainable; however significant payments or dilution of the Company’s property interests, if required to be made as a consequence of South African law or otherwise, would be adverse to the Company.

The loss of management or other key personnel could harm the Company's business.

The success of the Company's activities is dependent to a significant extent on the efforts and abilities of management and other key personnel. Investors must be willing to rely to a significant extent on their discretion and judgment. With respect to the Company's operations in South Africa, HIV/AIDS is prevalent in southern Africa. The Company's employees or contractors may have or could contract this potentially deadly virus. There also has been a steady emigration of skilled personnel from southern Africa in recent years. Generally, the prevalence of HIV/AIDS could cause lost employee man-hours and the emigration of skilled employees could adversely affect the Company's ability to retain the Company's employees. The Company does not maintain key employee insurance for any of the Company's employees, consultants or contractors.

The Company has no history of earnings and no foreseeable earnings.

The Company and its predecessor companies have an 18-year history of losses and there can be no assurance that the Company will ever be profitable. The Company anticipates that it will retain future earnings and other cash resources for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and it does not anticipate paying dividends in the foreseeable future. Payment of any future dividends is at the discretion of the Company's board of directors after taking into account many factors including the Company's operating results, financial conditions and anticipated cash needs.

The Company's consolidated financial statements have been prepared assuming the Company will continue on a going concern basis, but there can be no assurance that the Company will continue as a going concern.

At December 31, 2005, the Company had working capital of approximately $17.3 million, which is expected to be sufficient to fund the Company’s operations for the next fiscal year. However, the costs required to complete exploration and development of the Company's projects may be well in excess of this amount. Accordingly, unless additional funding is obtained in the future, the going concern assumption may have to change and the Company's assets may have to be written down to asset prices realizable in insolvency or distress circumstances. The consolidated financial statements do not contain adjustments that might result from the outcome of this uncertainty.

A substantial or extended decline in gold or copper prices would have a material adverse effect on the Company's business.

The Company's business is dependent on the prices of gold (for its Burnstone and Ivanhoe projects) and copper (for its Casino property), which are affected by numerous factors beyond the Company's control. Factors tending to put downward pressure on the prices of gold and copper include:

  Sales or leasing of gold by governments and central banks;
  A strong U.S. dollar;
  Global and regional recession or reduced economic activity;
  Speculative trading;
  Decreased demand for industrial uses, use in jewellery or investment;

- 38 -	Annual Information Form and Form 40-F
  High supply from production, disinvestment and scrap;
  Sales by producers in forward transactions and other hedging transactions; and
  Devaluing local currencies (relative to gold priced in U.S. dollars) leading to lower production costs and higher production in certain regions.

Any drop in the prices of gold or copper would adversely impact the Company's revenues and cash flows. The Company may experience asset impairments as a result of low gold or copper prices in the future.

In addition, sustained low gold or copper prices can:

  Reduce revenues further through production cutbacks (should production have been achieved) due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold or copper price;
  Halt or delay the development of new projects;
  Reduce funds available for exploration, with the result that resources are not converted to reserves and depleted reserves are not replaced; or
  Reduce existing reserves, by removing ores from reserves that cannot be economically mined or treated at prevailing prices.

Mining operations generally involve a high degree of risk.

The Company's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams which may result in environmental pollution and consequent liability which will have a material adverse effect on the Company's business and results of operation and financial condition.

The Company's business could be adversely affected by government regulations related to mining.

The Company's exploration activities are regulated in all countries in which the Company operates under various federal, state, provincial and local laws relating to the protection of the environment, which generally include air and water quality, hazardous waste management and reclamation. Environmental hazards may exist on the properties in which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Delays in obtaining or failure to obtain government permits and approvals may adversely impact the Company's operations. The regulatory environment in which the Company operates could change in ways that would substantially increase costs to achieve compliance, or otherwise could have a material adverse effect on its operations or financial position. The Company's operations and exploration activities are subject to local, national and provincial laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. There can be no certainty that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at the Company's projects.

- 39 -	Annual Information Form and Form 40-F

South African Government Empowerment Initiatives

The mining industry in South Africa, where one of the Company’s projects is located, is subject to extensive regulation. The regulatory environment is developing, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the mining industry is further developed and liberalized in favour of broad based ownership by HDSA's. In addition, the regulatory process entails a public comment process, which makes the outcome of the legislation uncertain and may cause delays in the regulatory process. A number of significant matters have not been finalized, including the Royalty Bill, as well as legislation dealing with beneficiation. The Company cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on its business.

In October 2002, the South African Government enacted the Mineral Development Act that deals with the state’s policy towards the future of ownership of minerals rights and the procedures for conducting mining transactions in South Africa. The Mineral Development Act is an ambitious statute with wide ranging objectives, including sustainable development provisions and promotion of equitable access to South Africa’s mineral wealth by the inclusion of Historically Disadvantaged Persons into the industry. The Mineral Development Act came into effect in May 2004.

The South African Government has stated it will be issuing permits and licenses for prospecting and mining rights to applicants using a "scorecard" approach. Applicants will need to demonstrate their eligibility for consideration based upon the number of credits accumulated in terms of quantifiable ownership transformation criteria, such as employment equity and human resource development.

Future amendments to, and interpretations of, the economic empowerment initiatives by the South African Government and the South African courts could adversely affect the business of the Company and its operations and financial condition.

Although the Company has no reason to believe that the existence and extent of any of its properties is in doubt, title to mining properties is subject to potential claims by third parties claiming an interest in them.

The Company's mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. The Company's mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes or to carry out and file assessment work, may invalidate title to portions of the properties where the Company's mineral rights are held.

The Company is not able to obtain insurance for many of the risks that it faces.

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Company's securities.

The Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products

- 40 -	Annual Information Form and Form 40-F

occurring from exploration and production) has not been generally available to companies within the industry. Management will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate the Company's available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, the Company might be required to enter into interim compliance measures pending completion of the required remedy.

The Company faces substantial political risk in the jurisdictions in which the Company's assets are located.

A substantial portion of the Company's assets are located in jurisdictions outside of the United States. As a result, it may be difficult for investors in the United States to enforce judgments obtained against the Company in the United States. The Republic of South Africa ("South Africa") has recently undergone major constitutional changes to effect majority rule and mineral title. Accordingly, all laws may be considered relatively new, resulting in risks such as possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon us. The Company's operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates, and inflation.

Changes, if any, in mining or investment policies or shifts in political attitude in South Africa may adversely affect the Company's operations or likelihood of future profitability. Operations may be affected in varying degrees by government regulations in both the United States (in respect of the Ivanhoe project) and South Africa (regarding Burnstone) with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

The political situation in South Africa introduces a certain degree of risk with respect to the Company's activities. The government of South Africa exercises control over such matters as exploration and mining licensing, permitting, exporting and taxation, which may adversely impact on the Company's ability to carry out exploration, development and mining activities. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The Company will be dependent on its actual and potential joint venture partners for the development of certain of the Company's properties.

Currently Hecla Mining Company ("Hecla") is earning in on the Hollister Development Block of the Company's Ivanhoe Property. The Company will hold a significant portion of its assets in the form of participation interests in a joint venture with Hecla. Hecla is currently the Operator on the Hollister Development Block project, and will continue to be the operator if Hecla completes its earn-in. The Company's interest in this project is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of the interests held through joint ventures, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partner(s) on how to

- 41 -	Annual Information Form and Form 40-F

proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of joint venture partner(s) to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partner(s) regarding joint venture matters.

The industry in which the Company operates is highly competitive, and the Company may be unable to compete effectively with other companies.

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources, in the search for and the acquisition of attractive mineral properties. The Company's ability to acquire properties in the future will depend not only on the Company's ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

The Company faces significant risk from exchange rate fluctuations.

The Company conducts operations in currencies other than Canadian dollars. Of particular significance is the fact that its operations in South Africa are almost entirely paid for in South African rand, which has historically devalued against the United States dollar, but which recently has shown strength against most major world currencies, including the United States dollar. The strength in the South African rand, if it continues, will negatively impact the potential profitability of the Company's mining operations.

The market prices of gold and copper are typically denominated in United States dollars and, accordingly, the Company's revenues, if any, will be denominated and paid in United States dollars. In contrast, most expenses are and will be payable in the local currency in the jurisdiction where the applicable property is located. As a result, fluctuations in the Canadian dollar against the United States dollar and against each of the local currencies of the jurisdictions where the Company's properties are located could have a material adverse effect on the Company's financial results, which are denominated and reported in Canadian dollars.

The Company conducts its operations through foreign subsidiaries and joint ventures.

The Company conducts operations through foreign subsidiaries and joint ventures, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon the Company's valuation and share price.

The Company's share price has historically been volatile.

The market price of a publicly traded stock, especially a junior resource issuer like the Company, is affected by many variables not directly related to the company's exploration success, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the stock exchanges on which the Company trades suggest its shares will continue to be volatile.

- 42 -	Annual Information Form and Form 40-F

Most of the Company's directors and officers also serve in management of other resource companies.

A majority of the Company's directors and officers are involved with other mineral resource companies as principal shareholders and members of management and hence are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other companies. As a consequence, situations will arise from time to time where these directors and officers will be offered or will otherwise secure participation in mineral resource opportunities and which may be or appear to be in competition with the Company for resource property opportunities. Such directors may also be in a position where they have a financial interest in a property being sold or optioned to the Company or by it. Thus two types of legal issues can typically arise: (a) where insiders have a financial interest in a transaction with the Company (a “conflict”), and (b) where there is a concern that a resource property opportunity which an insider becomes aware of can be arguably seen to rightfully represent a “corporate opportunity” belonging to the Company.

Conflicts arise when an insider has a disclosable financial interest in a transaction involving the Company and conflicts are required to be dealt with in accordance with the relevant provisions of the British Columbia Business Corporations Act and related common law. This generally involves disclosure to the Board of the interest and abstaining from any directors’ vote in connection with the matter in which the insider has an interest. Corporate opportunities are a more complex area of the law as it is very difficult to say when the Company should rightfully have an interest in an opportunity which may present itself to an insider. Under the Geological Services Agreement with Hunter Dickinson Inc. (details of which were filed under a previous 20-F Annual Filing) there is an acknowledgement that the proprietary information of each resource company in the Hunter Dickinson group belongs absolutely to that company. Under common law, an opportunity which comes to an insider’s attention solely by virtue of his involvement with a company belongs to that company. Therefore the fact that the Company’s insiders are involved with other resource issuers results in greater risk for the Company of competing claims or legal disputes in connection with corporate opportunities.

In order to minimize the conflicts and opportunities issues which may arise between the directors' duties to the Company and their duties to the other companies on whose boards they serve, the Company's directors and officers expect that participation in other mineral resource exploration and development opportunities offered to them, where no clear interest of any particular company is evident, will be allocated between the various companies which they serve on the basis of prudent business judgment, and the relative financial abilities and needs of the companies to participate. Shareholders of the Company will accordingly need to rely to a significant degree on the proper exercise of this discretion.

There is no assurance that the Company will be successful in obtaining the funding required for its operations.

The Company's operations consist, almost exclusively, of cash consuming activities given that its main mineral projects are in the exploration stage. The further development and exploration of the various mineral properties in which the Company holds interests is dependent upon its ability to obtain financing through debt financing, equity financing or other means.

If the Company raises additional funding through equity financings, then its current shareholders will suffer dilution.

The Company will require additional financing in order to complete full exploration of its mineral properties. The Company anticipates that it will have to sell additional equity securities including, but not

- 43 -	Annual Information Form and Form 40-F

limited to, its common stock, share purchase warrants or some form of convertible security. The effect of additional issuances of equity securities will result in dilution to existing shareholders.

The Company's status as a passive foreign investment company has consequences for U.S. investors.

Potential investors who are U.S. taxpayers should be aware that the Company expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If the Company is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer, generally, will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company's shares. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer's tax basis therein. U.S. taxpayers are advised to seek advice from their professional tax advisors.

Significant Potential Equity Dilution.

At March 21, 2006 Great Basin had 4,955,000 share purchase options outstanding, which will likely act as an upside damper on the trading range of Great Basin’s shares. No shares of Great Basin remain subject to any hold period restrictions in Canada or the United States as of March 21, 2006. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for Great Basin’s shares. Dilutive securities represent approximately 5.3% of Great Basin’s currently issued shares.

ITEM 6. DIVIDENDS

The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

ITEM 7. DESCRIPTION OF CAPITAL STRUCTURE

Great Basin's share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 93,685,379 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2005. As of March 21, 2006, there were 93,972,379 common shares issued and outstanding as fully paid and non-assessable. The accompanying audited consolidated financial statements provide details of all share issuances effected by Great Basin and the issue price per share since December 31, 2002.

- 44 -	Annual Information Form and Form 40-F

There are no shares of Great Basin which are held by or on behalf of Great Basin by non-Canadians.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Great Basin rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the ownership of securities of Great Basin.

Great Basin’s securities have not received any ratings from any rating organization

ITEM 8. MARKET FOR SECURITIES

The following table shows the progression in high and low trading prices of the common shares of Great Basin on the TSX and AMEX for the periods listed.

	TSX:GBG.TO			AMEX:GBN
	High	Low	Volume	High	Low	Volume
	Canadian Dollars			United States Dollars
Last six months
February 2006	$ 2.18	$ 1.71	129,255	$ 1.93	$ 1.50	260,926
January 2006	$ 2.23	$ 1.71	165,838	$ 1.95	$ 1.46	442,705
December 2005	$ 1.82	$ 1.15	264,770	$ 1.57	$ 0.96	449,647
November 2005	$ 1.22	$ 1.01	36,709	$ 1.03	$ 0.85	102,519
October 2005	$ 1.36	$ 1.04	65,640	$ 1.10	$ 0.88	134,533
September 2005	$ 1.25	$ 1.02	45,957	$ 1.07	$ 0.85	157,528

By fiscal quarter
Quarter ended December 31, 2005	$ 1.82	$ 1.01	122,373	$ 1.57	$ 0.85	125,100
Quarter ended September 30, 2005	$ 1.32	$ 0.97	53,681	$ 1.09	$ 0.82	88,233
Quarter ended June 30, 2005	$ 1.50	$ 1.00	36,755	$ 1.15	$ 0.79	115,533
Quarter ended March 31, 2005	$ 1.60	$ 1.33	73,806	$ 1.32	$ 1.08	134,933
Quarter ended December 31, 2004	$ 2.12	$ 1.40	66,613	$ 1.72	$ 1.16	197,300
Quarter ended September 30, 2004	$ 2.05	$ 1.36	40,090	$ 1.64	$ 1.03	358,600
Quarter ended June 30, 2004	$ 3.01	$ 1.43	105,575	$ 2.32	$ 1.06	130,700
Quarter ended March 31, 2004	$ 3.85	$ 2.30	158,282	$ 2.95	$ 1.72	493,633

By fiscal year
Year ended December 31, 2005	$ 1.82	$ 0.97	71,654	$ 1.57	$ 0.79	115,950
Year ended December 31, 2004	$ 3.85	$ 1.36	92,640	$ 2.95	$ 1.03	295,058
Year ended December 31, 2003	$ 3.95	$ 1.10	162,902	$ 3.09	$ 0.80	142,808
Year ended December 31, 2002	$ 2.50	$ 0.80	48,705	$ 1.58	$ 0.51	116,608
Year ended December 31, 2001	$ 1.15	$ 0.38	19,821	$ 1.00	$ 0.26	50,433

Great Basin share trading information is also available through free internet search services (for example, see Yahoo.com, enter GBG.TO)

- 45 -	Annual Information Form and Form 40-F

ITEM 9. ESCROWED SECURITIES

There are no shares of Great Basin held in escrow.

ITEM 10. DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Great Basin are as follows. Except where indicated, each director and senior officer of Great Basin has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Name, position in the Company and province or state, and country of residence	Period(s) a director of the Company

David J. Copeland	Since February 1994
Director
Vancouver, British Columbia, Canada

T. Barry Coughlan	Since February 1998
Director
Vancouver, British Columbia, Canada

Scott D. Cousens	Since March 1993
Director
Vancouver, British Columbia, Canada

Robert A. Dickinson	Since May 1986
Co-Chairman of the Board and Director
Vancouver, British Columbia, Canada

Ferdinand Dippenaar	Since December 2005
President, Chief Executive Officer and Director
Bryanston, Gauteng, South Africa

David M.S. Elliott	Since July 2004
Director
Vancouver, British Columbia, Canada

H. Wayne Kirk	Since July 2004
Director
San Rafael, California, USA

Jeffrey R. Mason	Since February 1994
Secretary, Chief Financial Officer and Director
Vancouver, British Columbia, Canada

Sipho A. Nkosi	Since August 2003
Director
Sandton, Gauteng, South Africa

- 46 -	Annual Information Form and Form 40-F

Walter T. Segsworth	Since January 2003
Director
North Vancouver, British Columbia, Canada

Robert G. Still	Since August 2003
Director
Sandton, Gauteng, South Africa

Ronald W. Thiessen	Since October 1993
Co-Chairman of the Board and Director
West Vancouver, British Columbia, Canada

At the annual general meeting held on July 5, 2005, directors listed above (except for Mr. Dippenaar who was appointed President, Chief Executive Officer and a director in December 2005) were re-elected to a one-year term of office expiring at the next annual general meeting of Great Basin, which will be held in June 2006. All of the directors except for Mr Dippenaar serve together on a number of boards of directors of other publicly-listed companies. A cost sharing arrangement exists between a number of these companies pursuant to administrative and geological service agreements with Hunter Dickinson Inc. (“HDI”), a private company owned equally by ten public companies including the Company. HDI provides extensive engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Based on insider reports filed on www.sedi.ca, as at March 21, 2006, the above directors and officers beneficially owned, directly or indirectly, or exercised control or direction over 1,225,808 common shares of the Company (1.3%), or 4,761,808 common shares on a fully diluted basis (5.1%) .

The following committees have been established by the members of Great Basin’s Board of Directors:

Committee	Membership
Audit Committee	David M.S. Elliott H. Wayne Kirk Walter T. Segsworth
Compensation Committee	T. Barry Coughlan David M.S. Elliott H. Wayne Kirk Jeffrey R. Mason
Nominating and Corporate Governance Committee	T. Barry Coughlan David M.S. Elliott H. Wayne Kirk Jeffrey R. Mason

The mandate of each of these committees is more particularly described in Great Basin’s management information circular.

The following biographies have been provided by the individual directors. The Company has not confirmed the completeness or accuracy of this information.

- 47 -	Annual Information Form and Form 40-F

Principal Occupation and Other Companies Served by Current Management of Great Basin

DAVID J. COPELAND, P.Eng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	February 1994	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Casamiro Resource Corp.	Director	February 1995	August 2002
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	January 1994	Present

T. BARRY COUGHLAN, B.A. - Director

T. Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company. Mr. Coughlan is, or was within the past 5 years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	February 1998	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Casamiro Resource Corp	Director	February 1995	August 2002
Farallon Resources Ltd.	Director	March 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present

- 48 -	Annual Information Form and Form 40-F

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services. Mr. Cousens is, or was within the past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	March 1993	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	March 1994	September 1994
	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Co-Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration -Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company and is the Co-Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	May 1986	Present
	Co-Chairman	September 2000	April 2004
		December 2005	Present
	Chairman	April 2004	December 2005
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004

- 49 -	Annual Information Form and Form 40-F

Company	Positions Held	From	To
	Chairman	April 2004	Present
Anooraq Resources Corporation	Chairman	November 1990	September 2004
	Director	October 2004	Present
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	Present
Farallon Resources Ltd.	Director	July 1991	Present
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chairman	November 2000	Present
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	Present

- 50 -	Annual Information Form and Form 40-F

FERDINAND DIPPENAAR, B.Comm, Procuration, MBA – President, Chief Executive Officer and Director

Mr. Dippenaar is a resident of the Republic of South Africa and is a well known member of the gold mining industry in South Africa. He holds a Bachelors of Commerce and Procuration Degrees, and an MBA from North West University in South Africa.

Mr. Dippenaar started his career at the Buffelsfontein gold mine in 1982 and was employed in various financial and administrative capacities at the Gengold mines. In 1996, he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony Gold’s acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997, overseeing Harmony’s service delivery departments, corporate affairs and the company’s investor relations. Most recently he was the Executive Director of Corporate Affairs for Harmony.

Mr. Dippenaar was appointed Director, President and CEO of Great Basin Gold Ltd. in December 2005. In addition to his role with Great Basin, Mr. Dippenaar serves as Executive Advisor to other Hunter Dickinson managed companies. Within the past five years, an officer and/or director of the following public companies:

COMPANY	Positions Held	From	To
Great Basin Gold Ltd.	Director, President and Chief Executive Officer	December 2005	Present
Harmony Gold Mining Co. Ltd.	Executive Director	1997	2005

David Elliott, B. Comm, CA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation with KPMG LLP. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Mr. Elliott also serves on the boards of the BC Cancer Foundation and the University of BC Alumni Association.

Mr. Elliott is, or was within the past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

- 51 -	Annual Information Form and Form 40-F

H. WAYNE KIRK, LLB - Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 30 years professional experience Mr. Kirk also has over 10 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2002 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company of California. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest in San Francisco.

During the past five years, Mr. Kirk is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

JEFFREY R. MASON, B.Comm., CA – Director, Chief Financial Officer and Secretary

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	June 1998	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present

- 52 -	Annual Information Form and Form 40-F

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

SIPHO A. NKOSI, B.Comm, MBA – Director

Mr. Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He is a founder of , and is currently Chief Executive Officer, of Eyesizwe Coal (Pty) Ltd ("Eyesizwe), one of the country's largest coal producers. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA) , and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

Mr. Nkosi is, or was within the past years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	August 2003	Present
Anooraq Resources Corporation	Director	November 2004	Present

WALTER T. SEGSWORTH, P.Eng. – Director

Walter T. Segsworth has been an active and respected member of the international mining industry for over 30 years. He has an excellent track record in employee safety, environmental excellence and turn around production situations. During Mr. Segsworth’s tenure as President, Chief Operating Officer and

- 53 -	Annual Information Form and Form 40-F

Director at Homestake Mining Company, the Company set a 125 year gold production record and its operating costs reached 25 year lows. Mr. Segsworth is a past Director and Chairman of the Mining Associations of Canada and British Columbia, and was voted British Columbia Mining Industry Person of the Year in 1996. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and until recently, was part of the Mining Curriculum Advisory Board of the Michigan Technological University, from which he earned his degree in Mining Engineering.

Mr. Segsworth is, or was within the past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	January 2003	Present
Anooraq Resources Corporation	Director	March 2004	Present
Cumberland Resources	Director	May 2002	Present
Expatriate Resources Ltd.	Director	February 2001	Present
Homestake Mining Company	President and Chief Operating Officer, Director	April 1999 February 2001	February 2002 December 2001
Novagold Resources Inc.	Director	May 2002	November 2002
UEX Corporation	Director	March 2002	Present

ROBERT G. STILL, B.Com (Hons), CA(SA), IMM – Director

Robert Still is a native of South Africa and received his Chartered Accountant designation in South Africa in 1981. He has been an executive with the mining industry in South Africa for more than 20 years. He is currently Chairman of Pangea Exploration (Pty) Ltd.

Mr. Still is a founding member of the Board of Directors of Zimbabwe Platinum Mines Limited, an Australian based company that owns and operates a substantial platinum group metals mine in the Great Dyke region of Zimbabwe. He is a director of Metorex Ltd., a mid-cap diversified miner listed on the JSE and LSE, past Chairman of the New Africa Mining Fund, past CEO of Southern Mining Ltd. and is a director of Kimberley Diamond Company NL, listed on the ASX. Prior to 1997, Mr. Still was the a director for JCI, one of the largest mining houses in South Africa and Chief Executive Officer of Rhombus Exploration Ltd. from 1987 to 1995.

Mr. Still is, or was within the past years, an officer and/or director of the following public companies:

- 54 -	Annual Information Form and Form 40-F

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	August 2003	Present
Kimberley Diamond Company	Director	2004	Present
Metorex Ltd.	Director	2004	Present
Zimbabwe Platinum Mines	Director	2000	Present
Limited	Chairman	2000	2004

RONALD W. THIESSEN, CA – Co-Chairman of the Board and Director

Ronald W. Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present

- 55 -	Annual Information Form and Form 40-F

Company	Positions Held	From	To
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	Present

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of Great Basin is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer.

Potential Conflicts of Interest

Directors of Great Basin also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both Great Basin and such other companies. Furthermore, those other companies may participate in the same properties as those in which Great Basin has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of “corporate opportunity”. In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Great Basin.

ITEM 11. PROMOTERS

Not applicable.

ITEM 12. LEGAL PROCEEDINGS

In April 2005, the Company was notified that Hecla had filed for a declaratory judgment in connection with the 2002 Earn-In Agreement pertaining to the Ivanhoe project in Nevada. The Company denied the grounds cited for the basis of Hecla's claims and the relief sought by Hecla. The outcome of this litigation was not determinable at year-end.

- 56 -	Annual Information Form and Form 40-F

In February 2006, the Company and Hecla signed an Earn-In Agreement Amendment which modified the 2002 Earn-In Agreement. The execution of this amendment resulted in a general release from any action or claim arising from either party in connection with the 2002 Earn-In Agreement, and the termination of all litigation.

No other material legal proceedings involving Great Basin or its subsidiaries are ongoing or expected.

ITEM 13. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.

ITEM 14. TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

ITEM 15. MATERIAL CONTRACTS

In April 2005, Tranter, Southgold and the Company signed an agreement (the “Heads of Agreement”), which created a new framework for the Company to fulfill the BEE ownership requirements in relation to the Burnstone Project. The Heads of Agreement set out the terms whereby Tranter may, subject to certain conditions, acquire an interest in Southgold. Such interest shall be acquired at a consideration yet to be determined. Completion of the transaction is subject to a number of conditions, including the negotiation of definitive agreements.

- 57 -	Annual Information Form and Form 40-F

ITEM 16. INTERESTS OF EXPERTS

Messrs. E. Siepker, Pr.Sci.Nat. (deceased) and D. van der Heever, Pr.Sci.Nat. are each persons:

(a)

who are named as having prepared, or co-prepared, a report described in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company (Report on the Resource Estimate for the Burnstone Property, Mpumalanga Province, Republic of South Africa – dated February 17, 2005) during, or relating to, the Company’s most recently completed financial year; and

(b)	whose profession or business gives authority to the report made by him.

Each of Messrs. E. Siepker’s (deceased) and D. van der Heever's interests in the common shares of the Company, directly or indirectly, or through stock options, represent less than 1% of the Company's outstanding share capital.

ITEM 17. ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, proxy circulars and interim financial statements of available at the SEDAR internet web site (www.sedar.com).

The following documents can be obtained upon request from Great Basin's Shareholder Communication Department by calling (604) 684-6365:

(i)	this Annual Information Form, together with any document incorporated herein by reference;

(ii)

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company's most recently completed financial year; and

(iii)	the Proxy Circular for the latest annual general meeting of the Company held in June 2005.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

ITEM 18. DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

Not applicable.

- 58 -	Annual Information Form and Form 40-F

ITEM 19. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2005. This evaluation was carried out under the supervision and with the participation of the Company's Chief Executive Officer at that time, Ronald W. Thiessen, and the Company's Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company's Chief Executive Officer at that time and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer at that time and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company's most recently completed fiscal year ended December 31, 2005, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

- 59 -	Annual Information Form and Form 40-F

ITEM 20. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. David Elliott is a member of the audit committee of the Company who qualifies as an audit committee "financial expert" based on his education and experience. Mr. Elliott is "independent", as that term is defined by the rules of the American Stock Exchange. Mr. Elliott is an accredited Chartered Accountant in Canada.

B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics was attached as an exhibit to the Company's Annual Report on Form 20-F filed in June 2005.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

		Year ended December	Year ended December
Services:		31, 2005	31, 2004
Audit Fees		$89,750	$51,175
Audit-Related Fees(1)		-	375
Tax Fees		18,500	-
All Other Fees		-	-
	$	$ 108,250	$51,550

Note:

(1)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit- related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

- 60 -	Annual Information Form and Form 40-F

ITEM 21. OFF BALANCE SHEET ARRANGEMENTS

None.

ITEM 22. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period
	Total	Less than one year	1 to 3 years	3-5 years	More than 5 years
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

The term purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.